Technical Report Summary Lamesa, Dawson County, Texas December 31, 2021 TECHNICAL REPORT SUMMARY LAMESA SITE LAMESA, DAWSON COUNTY, TEXAS Submitted to: U.S. Silica Holdings, Inc. Prepared By: Boerne, Texas 830-249-8284 Date: February 11, 2022 Project No. 10711-025

Technical Report Summary Lamesa, Dawson County, Texas December 31, 2021 Table of Contents 1.0 EXECUTIVE SUMMARY................................................................................................................. 1 1.1 Background........................................................................................................................................ 1 1.2 Product ............................................................................................................................................... 1 1.3 History of Acquisition ....................................................................................................................... 2 1.4 Mineral Rights ................................................................................................................................... 2 1.5 Location ............................................................................................................................................. 2 1.6 Geology ............................................................................................................................................. 2 1.7 Exploration ........................................................................................................................................ 3 1.8 Testing ............................................................................................................................................... 3 1.9 Mining Methods ................................................................................................................................ 3 1.10 Processing and Recovery Methods .................................................................................................... 4 1.11 Infrastructure ..................................................................................................................................... 4 1.12 Capital and Operating Costs .............................................................................................................. 5 1.13 In-situ, Mineable Ore Estimate .......................................................................................................... 5 1.14 Permitting .......................................................................................................................................... 6 1.15 Recommendations ............................................................................................................................. 6 2.0 INTRODUCTION ............................................................................................................................... 6 2.1 Sources of Information ...................................................................................................................... 6 2.2 Personal Inspection ............................................................................................................................ 7 3.0 PROPERTY DESCRIPTION ............................................................................................................ 7 3.1 Location ............................................................................................................................................. 7 3.2 Leases/Royalties .............................................................................................................................. 11 3.3 Encumbrances.................................................................................................................................. 11 4.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE & PHYSIOGRAPHY ............................................................................................................................ 12 4.1 Topography...................................................................................................................................... 12 4.2 Means of Access .............................................................................................................................. 13 4.3 Climate ............................................................................................................................................ 13 4.4 Infrastructure ................................................................................................................................... 13 5.0 HISTORY .......................................................................................................................................... 15 6.0 GEOLOGICAL SETTING, MINERALIZATION AND DEPOSIT ........................................... 15

Technical Report Summary Lamesa, Dawson County, Texas December 31, 2021 7.0 EXPLORATION ............................................................................................................................... 20 7.1 Drilling ............................................................................................................................................ 20 7.2 Hydrogeology .................................................................................................................................. 22 8.0 SAMPLE PREPARATION, ANALYSES AND SECURITY ....................................................... 23 9.0 DATA VERIFICATION .................................................................................................................. 24 10.0 MINERAL PROCESSING AND METALLURGICAL TESTING ............................................. 24 11.0 MINERAL RESOURCE ESTIMATES .......................................................................................... 26 12.0 MINERAL RESERVE ESTIMATES ............................................................................................. 26 12.1 U.S. Silica Methodology ................................................................................................................. 26 12.2 Data Verification Methodology ....................................................................................................... 30 12.3 Process Verification Methodology .................................................................................................. 30 12.4 Results ............................................................................................................................................. 31 12.5 In-Situ, Mineable Ore Reserves....................................................................................................... 31 12.6 Cut Off Grades ................................................................................................................................ 32 13.0 MINING METHODS ....................................................................................................................... 32 13.1 Clearing, Grubbing and Overburden Removal ................................................................................ 35 13.2 Mining Process ................................................................................................................................ 35 13.3 Pit Repair and Maintenance ............................................................................................................. 39 13.4 Mine Equipment .............................................................................................................................. 39 13.5 Mine Planning and Production Scheduling ..................................................................................... 40 14.0 PROCESSING AND RECOVERY METHODS ............................................................................ 44 14.1 Wet Processing Plant ....................................................................................................................... 45 14.2 Dry Processing Plant ....................................................................................................................... 46 14.3 U.S. Silica Plant Equipment - Mobile ............................................................................................. 46 14.4 Plant Manning ................................................................................................................................. 48 15.0 INFRASTRUCTURE ....................................................................................................................... 48 15.1 Roads ............................................................................................................................................... 48 15.2 Rail .................................................................................................................................................. 49 15.3 Electric Power ................................................................................................................................. 50 15.4 Natural Gas ...................................................................................................................................... 51 15.5 Water ............................................................................................................................................... 51 15.6 Tailings Handling and Disposal ...................................................................................................... 53 15.7 Buildings ......................................................................................................................................... 54

Technical Report Summary Lamesa, Dawson County, Texas December 31, 2021 16.0 MARKET STUDIES ........................................................................................................................ 54 16.1 General Marketing Information ....................................................................................................... 54 16.1.1 Frac Sand Market .................................................................................................................... 55 16.2 Materials Contracts Required for Production .................................................................................. 55 17.0 ENVIRONMENTAL STUDIES, PERMITTING, PLANS, NEGOTIATIONS OR AGREEMENTS WITH LOCAL INDIVIDUALS OR GROUPS ................................................ 56 17.1 Existing Environmental Permits, Plans, and Authorizations ........................................................... 56 17.2 State Requirements .......................................................................................................................... 57 17.3 Federal Requirements ...................................................................................................................... 58 18.0 CAPITAL AND OPERATING COSTS ........................................................................................ 58 18.1 Operating Costs ............................................................................................................................... 58 18.2 Capital Costs .................................................................................................................................... 59 18.3 Assumptions .................................................................................................................................... 60 18.4 Accuracy .......................................................................................................................................... 60 19.0 ECONOMIC ANALYSIS ................................................................................................................ 60 19.1 Operating Costs ............................................................................................................................... 60 19.2 Capital Costs .................................................................................................................................... 61 19.3 Economic Analysis .......................................................................................................................... 61 19.4 Sensitivity Analysis ......................................................................................................................... 62 20.0 ADJACENT PROPERTIES ............................................................................................................ 66 21.0 OTHER RELEVANT DATA AND INFORMATION .................................................................. 66 22.0 INTERPRETATIONS AND CONCLUSIONS .............................................................................. 66 22.1 Introduction .................................................................................................................................... 66 22.2 Comments on Exploration ............................................................................................................... 67 22.3 Comments on In-Situ, Mineable Ore Estimates .............................................................................. 67 22.5 Comments on Mining Methods ....................................................................................................... 67 22.6 Comments on Processing and Recovery Methods .......................................................................... 67 22.7 Comments on Infrastructure ............................................................................................................ 68 22.8 Comments on Permitting ................................................................................................................. 68 23.0 RECOMMENDATIONS .................................................................................................................. 68 24.0 REFERENCES .................................................................................................................................. 68 25.0 RELIANCE ON INFORMATION PROVIDED BY THE REGISTRANT ................................ 69

Technical Report Summary Lamesa, Dawson County, Texas December 31, 2021 1 1.0 EXECUTIVE SUMMARY This Technical Report Summary (“TRS”) has been prepared at the request of U.S. Silica Holdings, Inc. (“U.S. Silica”) by Westward Environmental, Inc. (“WESTWARD”) who has conducted an audit of the proven and probable reserves at the Lamesa, Texas mine (“Lamesa Site”) as of December 31, 2021. This audit was performed in conjunction with the U.S. Silica’s Mine Engineering and Geology staff and was prepared in accordance with Subpart 1300 and Item 601(b)(96) of Regulation S-K promulgated by the U.S. Securities and Exchange Commission (the “SEC”). 1.1 Background U.S. Silica operates two regional hydraulic fracturing sand (“frac sand”) production facilities in the West Texas Permian Oil Basin region.1 The Lamesa Site was built from 2018 through 2019 and became operational in the third quarter of 2018 with a designed annual production capacity of six (“M”) tons. The Lamesa Site is comprised of a large, mechanized surface mining operation that supplies raw ore to a fully automated, state-of-the-art processing plant. The facility’s substantial on-site products storage silo capacity, and its strategic in-basin location allows shipment of regional sands by truck making the Lamesa Site a prime low-cost supplier of proppant sand to customers. 1.2 Product The Lamesa Site produces proppant sand (commonly referred to as “frac sand”) which is used in the hydraulic fracturing process, a completion method used by oil and gas companies to extract natural gas, natural gas liquids, and oil from unconventional, low permeability reservoirs such as shale. Two fine-grained frac sand products are manufactured at the Lamesa plant: an American Petroleum Institute (“API”) standard 40/70 sized silica sand product, and a non-API 100-Mesh (50/140) sized silica sand product. However, the end use of the sand is not strictly as proppant; it may also fit specifications for other industrial sand products. 1 U.S. Silica’s website – December 2021, Home | U.S. Silica (ussilica.com).

Technical Report Summary Lamesa, Dawson County, Texas December 31, 2021 2 1.3 History of Acquisition U.S. Silica purchased 3,523-acres (five and a half sections) of undeveloped land from the Medlin Ranch in Dawson County, TX in July 2017. The Lamesa Site is located approximately 11 miles northwest of the town of Lamesa, Dawson County, Texas. The property acquisition was undertaken in mid-May 2017 after U.S. Silica’s Mine Planning Department completed a two- phased exploration program that delineated a continuous sand dune deposit containing greater than 100 million tons (“MT”) of Proven and Probable ore reserves. 1.4 Mineral Rights The Lamesa Site is wholly owned by U.S. Silica. Because U.S. Silica also purchased both land and mineral rights, there are no leases, no royalties, and no other associated payments specific to the Lamesa land parcel. 1.5 Location The mine is in remote West Texas with a history of agriculture being the predominant industry. As a result, there is very little urbanization in the area. There is a significant amount of oil and gas activity in the region and specifically near Big Springs, TX which located approximately 45 miles to the southeast. The Lamesa plant is the closest source of mined sand to the oil and gas activity in this part of Texas. Dallas, TX is located approximately 312 miles to the east, San Antonio approximately 360 miles to the southeast, and Midland, TX is approximately 60 miles to the southwest. The mine is located approximately 75 to approximately 85 miles to the northeast of numerous other sand mines located near Kermit and Monahans, TX. 1.6 Geology The formation being mined at Lamesa is comprised of Quaternary aged wind-blown sand deposits. This sand formation is present across the surface of the site and most of Winkler County in the form of sheets, dunes and dune ridges.

Technical Report Summary Lamesa, Dawson County, Texas December 31, 2021 3 Most of the surface at Lamesa is a loosely consolidated sand with some silt and caliche. The subsurface is a cover sand that has clay and silt that is underlain by a very stiff, red silty clay. This basal unit in the mine area is made up of a mixture of fine-grained, clay-rich Playa deposits that predominately form a hard, red clay horizon of unknown thickness. Exploration drill holes completed during the initial property assessment and ore reserve delineation at Lamesa did not attempt to find the thickness of this basal clay unit. It is believed that any sand layers lying below this red clay horizon would be very heavily contaminated with clays and carbonates– making it unfit for economic extraction or production. 1.7 Exploration The Lamesa Site was evaluated with a two-phase sonic exploration program referred to as “Project Thunderhead” in early 2017 and a third phase of sonic drilling in 2018. The 2017 drilling was comprised of a total of 16 borings that were drilled to depths ranging from 25 ft. to 65 ft. The 2018 exploration effort contained 18 additional borings drilled to depths ranging from 25 ft. to 80 ft. Borings were terminated in the underlying clay unit. 1.8 Testing Testing of the sand was performed internally by U.S. Silica and results indicate that the material meets the recommended API guidelines. Individual customers may have other internal specifications that do not follow or meet the API suggested guidelines. The number of sales of the silica sand from Lamesa indicate the suitability of the material for multiple customers. 1.9 Mining Methods U.S. Silica began mining operations at Lamesa in the third quarter of 2018. Lamesa Sites dune sand which lays in “sheets” of variable thickness and the less variable Clayey Cover Sands below the dune sand. At full capacity, the mine can deliver enough sand to supply the processing plant that has an annual nameplate capacity of six M tons. The nature of the sand deposits favors surface mining by conventional methods. The vegetation and other organics, generally around 1-ft. thick, are mined as part of the sand deposit therefore there is no

Technical Report Summary Lamesa, Dawson County, Texas December 31, 2021 4 overburden to remove. A contractor is employed to mine the sand. Front-end loaders and articulating haul trucks are used for mining. The contractor’s haul trucks deliver the mined sand to one of two large surge piles of raw sand, where it is available for processing through the Lamesa plant. 1.10 Processing and Recovery Methods Constructed in 2018, the Lamesa processing plant is located east of the active mining area on the same property as the mine. The annual production of finished goods at the Lamesa facility is a function of customer demand and the production capacity, by size fraction, of the plant. Current shipments are approximately 3.6 M tons of finished goods. Raw sand is fed into the wet processing plant where it is cleaned, and some preliminary sizing is accomplished. From the wet plant the sand is moved to the dry plant after the water has had a chance to drain to below 10% moisture content. In the dry plant, the sand is dried in rotary dryers and then sized for sale as finished goods. 1.11 Infrastructure The Lamesa location has been operating since 2018. The infrastructure required to maintain a sustainable presence in this generally rural local community is in place. Lamesa is accessible by roads maintained as private roads and by County and State roads. Road access is critical for the delivery of materials used in the production of finished goods and for shipment of finished goods to U.S. Silica customers. The Lamesa location has excellent access to reliable electric power and supplies of natural gas. Water is a critical component in processing the silica sand. Lamesa has four on-site wells and there are water contracts in place with third parties which cover the life of the mine and provide for adequate access to processing water. Tailings handling and settling capacity is a critical element for the long-term viability of the Lamesa location. U.S. Silica utilizes a series of settling ponds to remove waste from the

Technical Report Summary Lamesa, Dawson County, Texas December 31, 2021 5 process water and recycle this process water. Lamesa must construct new tailings pond facilities from time to time to store the waste that will be produced over life of the mine. Certain capital and expense projects are planned over the life of the mine to meet these needs. 1.12 Capital and Operating Costs In 2020 and 2021 total operating costs were $32,593,000 and $36,815,000 and total capital costs were $3,510,000 and $159,000 respectively (Table 18.1). The higher than average capital spend in 2020 was associated with scheduled maintenance and continuous improvement projects to drive and maintain cost efficiencies. The Lamesa Site maintains a five-year capital forecast for planned capital expenditures to support current production. A summary of foreseen capital expenditures through 2026 is provided on Table 18.2. As shown on Table 18.2, total estimated capital expenditure through 2026 is $830,000. Listed expenditures are based on historic cost data, vendor/contractor quotations, and similar operation comparisons and are within +/-15% level of accuracy. 1.13 In-situ, Mineable Ore Estimate Information used in the preparation of this mineable ore estimate includes data collected from drilling 34 borings and associated lab results. Based on 3D modeling performed by U.S. Silica and audited by WESTWARD using the most recent data available from U.S. Silica, the Lamesa Site has mineable ore reported as follows: Deposit Classification In-Situ, Mineable Ore Tons* Proven Reserve 85,678,000 Probable Reserve 6,800,000 TOTAL 92,478,000 Table 1.1 U.S. Silica In-Situ, Mineable Ore Reserves Estimate

Technical Report Summary Lamesa, Dawson County, Texas December 31, 2021 6 1.14 Permitting As of the effective date of this report, the Lamesa Site has the necessary permits and plans in place to mine the silica sand deposit as discussed in this report. 1.15 Recommendations The primary recommendation of this report includes the design and implementation of a third- party sampling and testing program to provide outside quality control on U.S. Silica’s internal testing program. 2.0 INTRODUCTION This TRS has been prepared at the request of U.S. Silica by WESTWARD who has conducted an audit of the proven and probable reserves at the Lamesa, Texas mine as of December 31, 2021. This audit was performed in conjunction with the U.S. Silica’s Mine Engineering and Geology staff was prepared in accordance with Subpart 1300 and Item 601(b)(96) of Regulation S-K promulgated by the SEC. U.S. Silica common stock is traded on the New York Stock Exchange (“NYSE”) under the symbol “SLCA”. WESTWARD’S third-party reserves analysis (Section 11.0 & Section 12.0 of this report), completed on February 11, 2022, presented in this TRS, was prepared for public disclosure by U.S. Silica in filings made with the SEC in accordance with the requirements set forth in the SEC rules and regulations. Any capitalized terms used herein, but not defined herein, shall have the meaning ascribed to such term in Item 1300 of Regulation S-K of the SEC Regulations. 2.1 Sources of Information • U.S. Silica: reports, maps, models, correspondence, calls, website • United States Geological Survey • Bureau of Economic Geology • Texas Commission on Environmental Quality

Technical Report Summary Lamesa, Dawson County, Texas December 31, 2021 7 • Environmental Protection Agency • Google Earth 2.2 Personal Inspection Michelle M. Lee, PG (TX #6071, SME Registered Member #4130340RM) with WESTWARD performed a site visit to the Lamesa Site on May 3, 2021. During this site visit, the Plant Manager gave Ms. Lee a tour of pertinent parts of the mine, including water wells, ponds, pit areas, reserve areas, and property perimeter. The processing facility and plant were not toured. The QP has spent a significant amount of time in the region working on projects with multiple other frac sand mines and greenfield sites. The silica sand deposit at this site is the geologically equivalent to other silica sand deposits in the region. Robert Archibald, PE (VA 0402023235) with Q4 Impact Group performed a site visit to the Lamesa Site on October 4, 2021. During the visit, an inspection of all mine, plant and infrastructure facilities was conducted. In addition, key management personnel were interviewed and numerous aerial photographs, flow sheets and reports were examined. 3.0 PROPERTY DESCRIPTION 3.1 Location The Lamesa Site is in Dawson County, TX approximately 312 miles west of Dallas, TX; approximately 56 miles southwest of Lubbock, TX; approximately 57 miles north of Midland, TX; and approximately 11 miles northwest of Lamesa, TX (Figure 3.1). US Route 87 runs through Lamesa, TX and leads directly north to Lubbock, TX and south to Big Spring, TX (Figure 3.2). This section intentionally left blank.

Technical Report Summary Lamesa, Dawson County, Texas December 31, 2021 8 Figure 3.1 General Site Location Map The Lamesa Site is located 11 miles Northwest of the town of Lamesa, TX (Figure 3.2). The facility address is U.S. Silica – Lamesa Plant, 300 County Road 11, Lamesa, TX-79331.

Technical Report Summary Lamesa, Dawson County, Texas December 31, 2021 9 Figure 3.2 Lamesa Area Site Location Map The front gate entrance to the mine is approximately located at 32.806256, -102.126062. The Lamesa, TX property was purchased in July 2017 and is comprised of 3,523-acres of undeveloped ranchland that is now wholly owned by U.S. Silica as outlined by the dark blue boundary line on Figure 3.3 below.

Technical Report Summary Lamesa, Dawson County, Texas December 31, 2021 10 Figure 3.3 Main Mine Operation Map

US SILICA
Lamesa, Dawson County, Texas
Technical Report Summary
December 31, 2021

3.2 Leases/Royalties

U.S. Silica purchased both the land and mineral rights to the Lamesa Site property. As such, there are no leases, no royalties or other associated payments specific to the mine.

3.3 Encumbrances

Due to the presence of pre-existing oil production infrastructure on the property, the land is subject to easements for roads, storage areas, pipelines and pump jack stations. A 100-ft. wide, “no mining” buffer is in place around the property boundary. There are no designated wetland areas or other environmental areas to be similarly buffered. Refer to Figure 3.3 for location of the known encumbrances.

One currently active oil well pumpjack site lies within the mining area on a 300-ft. x 300-ft. square pillar that was left in place to protect this well head. The access road and pipeline routes associated with this oil well, in addition to a pipeline easement located in the southwest corner of the Lamesa property, were also protected from mining by leaving a 200-ft. wide corridor in place. Additional pump jacks and associated infrastructure are located in the southern most area of the mine that also have similar setbacks and pillars surrounding the oil field equipment.

Similarly, a major oil transportation pipeline and a power line corridor run North-South across the property - each protected with a designed 200-ft. wide “no mining” pillar. These buffer zones and “no mining” pillars are shown in Figure 3.4. The sand that lies within these areas was excluded from the Lamesa ore reserve calculation.

WESTWARD
11
Q4

Technical Report Summary Lamesa, Dawson County, Texas December 31, 2021 12 Figure 3.4 Known encumbrances 4.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE & PHYSIOGRAPHY 4.1 Topography The topography of the area is relatively flat and expressionless except for the wind-blown sand dunes in various locations. The land use in the region is primarily ranch and agricultural in nature and as a result, surface vegetation varies. Lamesa consists of rolling sand dunes with shinnery oak, grasses and other various scrub vegetation. Some of the younger sand dunes have

Technical Report Summary Lamesa, Dawson County, Texas December 31, 2021 13 no vegetative cover. Surface elevations at Lamesa range from approximately 3,188 ft. AMSL along the western perimeter to approximately 3,067 ft. AMSL in the southeastern corner. 4.2 Means of Access Lamesa is well serviced and accessed by paved private, County and State roads as shown in Figure 15.1. The most direct route from the town of Lamesa, TX is to take State Road 137 North for eight (8) miles to County Road (CR) 1064 West; turn left on CR 1064 W travelling five (5) miles until the road merges with CR 11. Continue another one (1) mile on the newly paved (formerly gravel) road CR 11 to the plant entrance near the east property boundary. An alternate route is to go west on US Route 180 W from the town of Lamesa, TX, and travel seven miles to County Road 829 North. Turn right on CR 829 N and travel north 7.5 miles on CR 829 N to the intersection and junction of CR 106 W and CR 11. Turn left, travelling one (1) mile on CR 11 to the plant entrance. 4.3 Climate According to the Koppen climate classification system,2 Lamesa is in a semi-arid climate. Summers are hot typically reaching 100o F and cold winter nights below freezing. The average rainfall for the region is approximately 17.6”. As a result, the mine can operate year-round. 4.4 Infrastructure Lamesa has free and clear access to all necessary utilities needed to operate. Electrical Power for the Lamesa facility is provided by Lyntegar Power Utility. It is delivered by pole-lines running west along CR9 (1-mile north of the property) that then turn south and run cross country to the north property boundary. The lines then follow the boundary back to the east, to a point where they turn south along CR E, to the 2 Koppen climate classification system – Wikipedia, Köppen climate classification - Wikipedia.

Technical Report Summary Lamesa, Dawson County, Texas December 31, 2021 14 substation located at the southeast corner of the property (Figure 4.1). Plant electricity is distributed by a combination of buried lines and overhead pole-lines, where appropriate, with the main distribution lines shown in Figure 4.1. Natural Gas for the facility is provided by West Texas Gas Marketing Inc. It is also delivered from the east along CR 1064 to the southeast corner of the property, where a main control header/service shut-off valve has been established. Distribution into the plant is through buried lines that go to the burner end of the three (3) natural gas, rotary sand dryers (Figure 4.1). Water for the Lamesa is not provided by any public utility. Instead, it is mostly provided by purchase agreements with two (2) local, neighboring farmers whereby non-potable process water is delivered by surface pipelines from their ranches (Figure 4.1). Also, there is one (1) on-site water well (South Well) that U.S. Silica drilled just west of the plant and south of CR 11. This well provides an additional 150-200 gallons per minute (“gpm”) of non-potable process water–used for sand washing, sizing, tailings discharge, dust collection, grey-water sanitation, and general site clean-up activities. Potable drinking water for personnel is brought on-site in jugs and bottles using a local water vendor. This section intentionally left blank.

Technical Report Summary Lamesa, Dawson County, Texas December 31, 2021 15 Figure 4.1 General location and distribution of site utility lines servicing the Lamesa sand plant and processing facility. Photo courtesy of Adam Rodriguez, April 29, 2020 5.0 HISTORY U.S. Silica is the first landowner to mine silica sand at this location. Except for agricultural activity in the far southeastern area of the property, the previous landowners have not developed the site. It is the understanding of the QP that no other exploration or development work has been undertaken at the mine. 6.0 GEOLOGICAL SETTING, MINERALIZATION AND DEPOSIT The mine property lies within the Llano Estacado, a Southern High Plains extension of the Great Plains of North America that covers an area south of the Canadian River in northwest Texas and northeast New Mexico. The Llano Estacado is commonly called the Staked Plains (geologically interpreted as the “palisaded” plains) and it forms a vast elevated plain that has long been recognized as a distinct physiographic region.

Technical Report Summary Lamesa, Dawson County, Texas December 31, 2021 16 The economic sand unit at the Lamesa Site is made up of unnamed windblown sand deposits. The bottom, basal unit in the mine area is made up of a mixture of fine-grained, clay-rich Playa deposits that predominately form a hard, red clay horizon of unknown thickness. Exploration drill holes completed during the initial property assessment and ore deposit delineation at Lamesa did not attempt to find the thickness of this basal clay unit. It is believed that any sand layers lying below this red clay horizon would be very heavily contaminated with clays and carbonates–making it unfit for economic frac sand production. Lying on this basal clay unit is a clay-rich “cover sand” (Pleistocene Epoch sheet sands) which is exposed at the surface on the eastern third of the Lamesa Site. This cover sand is interpreted to be wind-blown dune sand that was stabilized over the last 30,000 years by vegetation and wet deposition of other minerals in an undrained desert basin, that sometimes acted like a shallow inland sea. From the geologic report by Fryberger, et.al., 1979,3 “Sand sheets are sandy plains formed by wind that consist mainly of flat to low angle eolian stratification. They commonly exist on the margins of dune fields or between belts of dunes within a sand sea.” The sand deposit here is very similar in origin, content, structure and distribution as the sand deposits in and near the Kermit – Monahans – Crane area located approximately 90 miles to the southwest of the Lamesa that are currently being mined for frac sand. A general stratigraphic column of the region4 is provided in Table 6.1 below. 3 McKee, Fryberger, Breed et al., 1979, A Study of Global Sand Seas, U. S. Geological Survey Professional Paper 1052. 4 Barnes, V.E., project director, 1976, Geology Atlas of Texas: The University of Texas at Austin, Bureau of Economic Geology, Hobbs Sheet, scale 1:250,000.

Technical Report Summary Lamesa, Dawson County, Texas December 31, 2021 17 Table 6.1 Abbreviated generalized stratigraphic column of the Lamesa area

Technical Report Summary Lamesa, Dawson County, Texas December 31, 2021 18 Figure 6.1 Generalized cross section at the Lamesa Site location

Technical Report Summary Lamesa, Dawson County, Texas December 31, 2021 19 Figure 6.2 View of the active pit area looking northwest. Figure 6.2 above shows the current mining area at the Lamesa Site. Note loose surficial sands. The eastern extent of the surface sand dune field is very abrupt, and it is in the eastern third of the Lamesa property as noted below as the “dune line” in Figure 6.3 below. Figure 6.3 Dune field extent

Lamesa, Dawson County, Texas
Technical Report Summary
December 31, 2021

7.0 EXPLORATION

7.1 Drilling

Thirty-four (34) borings have been drilled to date at Lamesa utilizing sonic methods. Borings were drilled in three phases as follows in Table 7.1:

PHASE	DATE	DRILLER	METHOD	BORINGS	TD RANGE
I	March 2017	Unknown	Sonic	T17-1 through T17-5	30 ft. – 65 ft.
II	April 2017	Associated Environmental Ind.	Sonic	T17-6 through T17-16	30 ft. – 60 ft.
III	September 2018	Associated Environmental Ind.	Sonic	L18-15 through L18-33	25 ft. – 80 ft.

Table 7.1 Exploration drilling campaign history

Geologic analysis of the 16 exploration drill holes drilled in 2017 showed that the mineable sand thickness ranged from 16 ft. to 65 ft. The main variation within the sand deposit is the amount of caliche, silt and clay which is consistent with observations at other mines in the region. Phase III drilling in 2018 included an additional 18 borings that were also drilled with sonic methods. Mineable sand thickness ranged from 10 ft. to 58 ft. Figure 7.1 shows the boring locations drilled to date.

Drilling recovery information was not provided for review. Based on the QP experience in the region, overall homogeneous geologic nature of the deposit, the lack of this information does not materially affect the accuracy and reliability of the exploration results reviewed.

This section intentionally left blank

20

Technical Report Summary Lamesa, Dawson County, Texas December 31, 2021 21 Figure 7.1 Boring Location Map

Technical Report Summary Lamesa, Dawson County, Texas December 31, 2021 22 Review of publicly available water well records in the immediate vicinity of Lamesa indicate that sand is absent in the subsurface at depths greater than those drilled during these exploration programs. Visual inspection of the property indicated that the dividing line between surface exposures of sand sheets and the cover sand area extends roughly North-South just West of the area set aside for the plant. This dividing line will be referred to in this report as the “dune line” (shown in Figure 7.1). Discussions with local ranch and farm workers indicated that sand was deeper to the west of this line, and quite thin east of it. Shovel work identified that the cover sand east of the “dune line” was like the clayey sand seen at the bottom of the drillholes. Later, geotechnical shallow drilling for the plant foundation design confirmed that there is only 3 to 6 ft. of sand in the plant area, and it is assumed that everywhere East of the “dune line” there is only thin, clayey cover sand present which will not be considered for reserves. However, some of this material has been successfully mined and processed into final product – especially in the areas of recent tailings pond construction. No other exploration method (such as geophysics or trenching) was employed to determine the presence or absence of the mineable deposit at Lamesa. 7.2 Hydrogeology There are no natural surface water features at Lamesa. Water used for processing and other assorted mine activities is pumped from water wells located on or adjacent to the plant and some well water is purchased from water purveyors in the area. Groundwater that supplies the mine operation comes from wells completed into the Ogalala Formation. The wells in this formation for the general area are completed to depths ranging from 190 ft. to 230 ft.

Technical Report Summary Lamesa, Dawson County, Texas December 31, 2021 23 8.0 SAMPLE PREPARATION, ANALYSES AND SECURITY All samples collected during the exploration phases in 2017 and 2018 were tested internally by U.S. Silica at their Katy, Texas laboratory. There is no documentation of sample security, transport or preservation available for review for this site. It is recommended that internal procedures be drafted to include this step for future sample collection. U.S. Silica does have written laboratory procedures in place that adhere to International Organization for Standardization (ISO) 9001 / Quality System criteria that were reviewed. U.S. Silica uses the Approved American National Standard Institute (ANSI) and API approved “Measurement of Properties of Proppants Used in Hydraulic Fracturing and Gravel-packing Operations, ANSI/API Recommended Practice 19C, First Edition, May 2008; ISO 13503-2.2006 (Identical), Petroleum and natural gas industries – Completion fluids and materials Part 2: Measurement of Properties of Proppants Used in Hydraulic Fracturing and Gravel Packing Operations” as part of the laboratory testing documentation. Other protocols reviewed as part of this report include the U. S. Silica ISO 9001 / Quality System – Process Washing: CAP605 (corporate analytical procedure) and the U.S. Silica Company ISO 9001 / Quality System – Attrition Scrubbing documents. Both documents were signed by David Weller, Technology Director, ISP in 2016 and distributed internally. These documents detail the change history, scope, safety, equipment, and procedure instructions for each test. It is the QP’s opinion that adequate testing was performed to provide ample data to render an opinion to proceed with the construction of a multimillion-dollar processing plant. Additionally, the sand is continually being sold to multiple customers which supports the fact that the sand is of sufficient quality and demand. Written statements from U.S. Silica indicate that the internal labs follow all protocols discussed here.5 5 Terry Lackey email dated 9.24.21.

Technical Report Summary Lamesa, Dawson County, Texas December 31, 2021 24 9.0 DATA VERIFICATION In review of the laboratory protocols, discussions with U.S. Silica, and testing data provided, it is the QP’s opinion that the data provided is sufficient for the purposes of this report. This determination is also based on the QP’s extensive experience in this same sand deposit in the region. Testing was performed by PropTester to determine the density of the processed sand.6 This value is used to convert bank cubic yards to tons. The specific gravity/density of the material tested from the Lamesa wet plant is 91.5 lbs./cu ft. which equals 1.24 tons/cu. yd. This is not representative of the in-situ sand in the unmined deposit. It is likely that the density of the in-situ deposit is different from what was measured in the wet plant. Additional testing of the in-situ deposit should be performed to get a more accurate value. Please refer to Section 12.2 Data Verification Methodology and Section 12.3 Process Verification below for further detail. 10.0 MINERAL PROCESSING AND METALLURGICAL TESTING The mining of the deposit at Lamesa began in late 2018. The sand is generally a loosely consolidated surficial deposit and is easily extracted by means of front-end loaders. Because the deposit is primarily silica, there are no specific mineralogical processing or testing procedures required to deliver a finished product. The sand is mined, screened, washed, attritioned, dried, and sized before it is loaded into customer trucks. Overburden has been determined to be roughly the top one ft. of vegetative material that is screened out prior to arrival at the wet plant. As a result, there is minimal processing of the material into a finished product. In some instances where caliche is present, additional attrition or screening may be required to remove the calcium carbonate. Based on review of laboratory reports provided, testing performed on samples collected is adequate for this type of deposit. 6 PropTester Report 101-19-11-97-24-B, dated November 22, 2019.

Technical Report Summary Lamesa, Dawson County, Texas December 31, 2021 25 U.S. Silica performed internal testing according to API RP 19C protocol on the samples collected from the 2017 exploration event. The limited API RP 19C testing showed favorable results that meet the criteria set forth in these testing methods for roundness, sphericity, turbidity, acid solubility and crush resistance. Roundness measures how smooth the sand grain is whereas sphericity measures how closely the sand shape resembles a sphere. Grains with sharp edges will crush (fail) under less pressure and will create fines. The more spherical a grain then the more pressure it can withstand during the frac process. The more pressure a grain can withstand, the deeper underground, or in higher pressure plays, it can be used. Turbidity testing is a measure of water clarity and how many suspended particles, including those that are invisible to the naked eye, may be present. Suspended materials include soil particles (clay, silt, and very fine sand), algae, plankton, microbes, and other substances. This value needs to be low so that the ingredients in the fracking fluids do not react with the suspended particles and cause a reduction in the effectiveness of the frac. Acid solubility testing indicates if grains may be coated with other minerals that are not readily washed off during processing. If the solubility numbers are high, then this indicates that the sand may react with the acids present in fracking fluids creating fines that may lower the effectiveness of the frac. Crush resistance testing shows how much pressure the grains can endure before crushing or failing. The crush value (“K-value”) varies depending on the size and shape of the grains. The higher the crush value, the higher the durability of the sand. High crush values are preferred when using sand for fracking. The Lamesa deposit is intended to be primarily, if not solely, used for Oil & Gas proppant (frac sand) sales. The scrubbed samples from the 2017 exploration event were therefore sent from the

US SILICA
Technical Report Summary
Lamesa, Dawson County, Texas
December 31, 2021

Berkeley Springs Lab to U.S. Silica's Oil & Gas Lab in Katy, TX, for proppant testing. Key API parameters for all drillhole intervals are shown in Table 10.1:

Project Thunderhead - All Samples (weighted average by feet of core)	K-value 40/70	K-value 100M	Acid Solubility	Roundness	Sphericity	Turbidity
Min	5	6	0.8	0.5	0.5	11
Max	7	9	3.3	0.7	0.7	63
Average	6	8	2.3	0.6	0.6	26.9
Generally Accepted API Standard	Varies	Varies	≤ 3.0	≥ 0.6	≥ 0.6	≤ 250

Table 10.1 Selected Lamesa, TX sand physical test results

Based on the favorable API testing from the 2017 exploration event, only grain size distribution testing (gradations or sieve analysis) was performed on the samples collected during the 2018 exploration event.

The specific gravity/density of the material tested by PropTester from the Lamesa wet plant is 91.5 lbs./cu ft. which equals 1.24 tons/cu. yd.

11.0 MINERAL RESOURCE ESTIMATES

Based on information provided, collected and reviewed, the deposit at the Lamesa Site is classified as a reserve. This section is not applicable.

12.0 MINERAL RESERVE ESTIMATES

12.1 U.S. Silica Methodology

U.S. Silica reports its in-situ ore reserves in "Mineable Tons." As such, a geologic "Resource" that is identified by exploration drilling is further defined by several other key criteria before it can be considered a "Mineable Ore Reserve." The most important of these criteria are that the Resource must:

1. Exhibit reliable/ repeatable geologic continuity,

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Technical Report Summary Lamesa, Dawson County, Texas December 31, 2021 27 2. Be defined by a reasonable drill hole spacing (appropriate for the expected variability characteristic of this type of geologic deposit), 3. Contain products that meet generally accepted quality specifications (API or ISO), 4. Be critically evaluated to eliminate any uncertain or marginal test results, 5. Be critically evaluated to eliminate any physical constraints (property boundaries, environmental setbacks, utility and infrastructure setbacks, etc.), 6. Be factored for mining recovery / losses based on the mining method employed, and 7. Contain products that can be sold at a profit (be economic). The sand strata that were logged in each of the 34 exploration drill holes were categorized as “Clean Sand” Ore; “Clayey Sand” Ore; and “Overburden” Waste. Overburden was conservatively defined as the top one-ft. thickness of the entire surface topographic cover-to allow for removal of inorganic surficial debris and organic contaminants such as sage brush and other grassy vegetation. Geologic block modeling was conducted inhouse using U.S. Silica’s SURPAC mine design software. The geologic block model was created using the ore and waste lithostratigraphic units and then the ore reserve model was constructed using the nearest neighbor polygonal block method. The geologic criteria for “filling” the ore reserve polygons were: (1) the true thicknesses of economic ore units (“Clean Sand” and “Clayey Sand” ores) and (2) the associated interval analytical quality data (sieve analysis particle size data and grain crush strength). Based on the lateral geologic continuity of Lamesa’s dune sand sheet deposits, “Proven Ore” reserves were defined within a quarter-mile radius (1,320-ft.) of a drill hole. “Probable Ore” reserves were defined by that material that was outside the quarter-mile radius, but within a half- mile (2,640-ft) radius of the drill hole. The absence of dune sands on the east side of the property forms a strictly defined geologic limit to the ore reserves on the Lamesa Site property (Figures 6.3 & 7.1).

Technical Report Summary Lamesa, Dawson County, Texas December 31, 2021 28 A 100-ft. wide, “no mining” buffer was designed to be left in place around the property boundary. There are no wetland areas or other environmental areas to be similarly buffered. One currently active oil well pumpjack site lies within the mining area in a 300-ft. x 300-ft. square pillar was left in place to protect this wellhead. The access road and pipeline routes associated with this oil well were also protected from mining by leaving a 200-ft.-wide corridor in place. Similarly, a major oil transportation pipeline and a power line corridor run North-South across the property and are each protected with a designed 200-ft. wide “no mining” pillar. These buffer zones and “no mining” pillars are shown in Figure 12.1 below. The sand that lies within these areas was excluded from the Lamesa Site ore reserve calculation. This section intentionally left blank.

Technical Report Summary Lamesa, Dawson County, Texas December 31, 2021 29 Figure 12.1 Mine pit locations.

Technical Report Summary Lamesa, Dawson County, Texas December 31, 2021 30 U.S. Silica has assigned a 10% mining loss to reported in-situ volumes. This waste occurs between the point of extraction and point of arrival of the material to the plant. Once the material is extracted it is no longer considered to be in-situ. Waste due to processing is not reflected in the in-situ volumes reported. WESTWARD utilized two approaches in confirming U.S. Silica’s internal Lamesa reserve estimates: data verification and process verification. The purpose of data verification was to address whether data incorporated in the U.S. Silica models was supported by documentation and that the model inputs matched those documents. The purpose of process verification was to address whether U.S. Silica’s results could be replicated using identical data sets. 12.2 Data Verification Methodology WESTWARD coordinated with U.S. Silica personnel to compile copies of all available exploratory field logs, gradational test results and a database of the geologic model inputs. Once compiled a spreadsheet was developed including a list of all exploratory boings from the model, their locations, elevations, and exploration depths. If supporting documentation was available, it was indicated on the spreadsheet next to the associated boring. To address whether model inputs matched supporting documentation, spot checking was used. Spot checking was conducted randomly for both lithological and gradational data inputs. Spot checking was performed on at least 10% of available data sets. 12.3 Process Verification Methodology WESTWARD developed an independent geologic model of the Lamesa deposit from the provided U.S. Silica data inputs, setbacks, and mining assumptions. RockWorks21 modeling software was used to develop the independent model with the Inverse Distance Weighting algorithm and a 40x40x1 ft. model resolution.

US SILICA
Lamesa, Dawson County, Texas
Technical Report Summary
December 31, 2021

Volumetric estimates of in-situ raw material for each mine block were extracted from the model. Reductions for overburden and highwall design were not incorporated into the model.

After modeling was complete, additional data was input to verify volumes. Overburden was assumed to be one ft. thick across the entire site and a pit slope reduction was calculated for each mine block based on the mine block perimeter, average modeled thickness, and cross-sectional area assuming a 3 horizontal to 1 vertical (3H:1V) highwall slope.

12.4 Results

The in-situ volumes were reduced by the assumed overburden volume, and the calculated highwall volume estimate. A 10 % reduction for mining loss was then applied resulting in a Net Mineable Ore volume. A unit weight of 91.5 pounds per cubic ft. was applied to calculate Net Mineable Ore tons which is the value compared against U.S. Silica estimates.

12.5 In-Situ, Mineable Ore Reserves

There was sufficient data available for review to classify the deposit at the Lamesa Site as having both proven and probable reserves. The difference between the model run by U.S. Silica and WESTWARD to calculate reserves differed by approximately 2%. This is an acceptable value. Over the life of the mine, this volume is minimal. Reserve estimates of in-situ silica sand as reported by U.S. Silica are shown in Table 12.1 below.

Deposit Classification	In-Situ, Mineable Ore Tons*
Proven Reserve	85,678,000
Probable Reserve	6,800,000
TOTAL	**92,478,000**

Table 12.1 U.S. Silica In-Situ, Mineable Ore Reserves Estimate

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Technical Report Summary Lamesa, Dawson County, Texas December 31, 2021 32 12.6 Cut Off Grades Cut-Off grade is the minimum grade required for a mineral or metal to be economically mined (or processed). Material found to be above this grade is considered to be ore, while material below this grade is considered to be waste. Exploration and testing are performed to determine where the mineable/saleable material is located. Only areas that meet the criteria for being economic are mined. At the Lamesa Site, material is considered to be economically mineable when the cost to extract, process and then sell the material results in a profit. As a result, the mineable silica sand at the site is considered economic as it meets the cut-off grade for a saleable silica sand product. One commodity is mined and processed at the Lamesa Site, silica sand. The end use of the silica sand can be multiple products based on individual customer needs. As a result, the silica sand is sold by the ton regardless of the product type. Please refer to Section 19.0 Economic Analysis for pricing information. 13.0 MINING METHODS U.S. Silica mines frac sand from a 3,523-acre location in Dawson County, TX approximately 11 miles north-west of the town of Lamesa, TX. The overall deposit is made up of two identifiable units.7 The first is classified as “Eolian dune sands”8 (13 to 46 ft. thick) and the second is a “Clayey Cover Sand” (0 to 25 ft. thick). They are part of a large regional geologic unit covering northwest Texas and northeast New Mexico. Eolian dune sand is a known source of silica 7 See Section 6 – Geological Setting, Mineralization and Deposit and in Section 11 – Mineral Resource Estimates. 8 Eolian (or aeolian) sand is sand perceived to be deposited by wind at some time in the past.

Technical Report Summary Lamesa, Dawson County, Texas December 31, 2021 33 bearing sands which are recognized as occurring not only in Texas but also in Utah,9 along the shore of Lake Michigan,10 the shores of British Columbia,11 and the Northwest Territories.12 U.S. Silica’s Lamesa, TX operation began mining and processing finished goods in the third quarter of 2018. The maximum operating capacity of the processing plant is approximately 5.1 M tons per year13 of finished goods that are destined for the oil and gas completion markets in the Permian Basin. To produce this volume of finished goods, the mine will consume about 6.0 M tons of sand reserves. The plant is well situated near the center of the Permian Basin. The dune sand mined at the Lamesa Site lays in “sheets” of variable thickness. The less variable Clayey Cover Sands are likely unconsolidated clean sands that have been contaminated with clay particles over time. Figure 13.1 shows a typical cross section looking north through the property14. It illustrates the relationship of the economic underlying Clayey Cover Sand (orange color) and the economic horizon of Upper Clean Sand (green color). The overlying red color represents estimated waste or “overburden” thicknesses through this cross section. The horizontal nature of the sand deposit and the average thickness of the sand layers favors surface mining by conventional methods. Since the sand is unconsolidated, simple excavation by tracked excavator or front-end loader is sufficient to load haul trucks for transport to the processing plant. 9 AAPG Search and Discovery Article #90169©2013 AAPG Rocky Mountain Section 62nd Annual Meeting, Salt Lake City, Utah, September 22-24, 2013. 10 Sargent Sand Company, Ludington MI, https://www.sargentsand.com/about.html. 11 Hickin, A.S., Ferri, Fil, Ferbey, Travis, and Smith, I.R., 2010, Preliminary assessment of potential hydraulic fracture sand sources and their depositional origin, northeast British Columbia: British Columbia Ministry of Energy, Mines and Petroleum Resources Geoscience Reports 2010, p. 35–91. 12 Levson, Vic, Pyle, Leanne, and Fournier, Mike, 2012, Identification of potential silica sand deposits in the Northwest Territories: Northwest Territories Geoscience Office, Northwest Territories Open File 2012-6, p. 76. 13 Running 24 hours per day and 7 days per week and allowing for losses and downtime. 14 This is a cross section through the approximate middle of the Lamesa property from east to west (see Section 6 and Section 7 for detail).

Technical Report Summary Lamesa, Dawson County, Texas December 31, 2021 34 Figure 13.1 - Geologic cross section looking north at the approximate midpoint of the property at Lamesa, TX.

Technical Report Summary Lamesa, Dawson County, Texas December 31, 2021 35 13.1 Clearing, Grubbing and Overburden Removal The vegetation on the planned mining areas is classified as “Silver Bluestem – Texas Wintergrass Grassland.15 This type of vegetation is sparse and easily cleared. The practice at Lamesa is to include the overburden and vegetation as part of the mining face with the deleterious portions being removed through processing. This is an efficient and cost-effective method of handling overburden so long as the thickness does not become too excessive. Overburden thicknesses average approximately 1 ft. across the property. Drilling indicates the depth of the overburden to remain in the range where U.S. Silica believes the organic and other deleterious materials can be efficiently removed through processing in the plant throughout the life of the mine.16 13.2 Mining Process The terrain is gently undulating and easily accessible. U.S. Silica utilizes a contractor to excavate the overburden, Upper Clean Sand and the Clayey Cover Sand typically in one “bank.”17 Figure 13.2 shows the mining activity at Lamesa where a front-end loader is digging the sand “bank” and loading the overburden, Upper Clean Sand, and the Clayey Cover Sand into a haul truck for transport to the processing plant. If the total mining thickness exceeds 25 ft., a second bank/bench is developed below the first, and the remaining deposit is removed in a second pass down to the top of the hard, red sand layer pit floor. These two banks may be blended to maximize sand recovery and manage clay waste products transferred to the Wet Processing Plant. Figure 13.3 shows an overall view of the mining process at Lamesa. The current mining contract runs through 2024 and is based on mining approximately 3,600 K bank-cubic-yards (“BCY”) of raw sand annually.18 However, the contract also allows for an increase in mined volume to meet the demand of finished goods. The volume of bank yards 15 The Vegetation Types of Texas, Texas Parks & Wildlife Foundation, GIS Lab, TPWD, 1984. 16 Email from Terry Lackey of November 18, 2021. 17 A “bank” is a term referencing the economic resource in its natural state before removal by mining. 18 Raw sand includes the Upper Clean Sand, the Clayey Cover Sand, and the overburden when it is not removed separately and hauled to the raw sand stockpile as part of the mining process.

US SILICA
Lamesa, Dawson County, Texas
Technical Report Summary
December 31, 2021

relates to the volume of finished goods by adjusting the volume of finished goods for losses due to plant waste and normal mining losses. These "in-process" losses equate to about 15% of the mined volume hauled to the plant. A further, "swell" adjustment is necessary to get from the "loose" volume in a haul truck to the "bank" volume[19] of the raw sand in the pit. Various estimates for swell of dry sand exist in the literature. They range from 10% swell to 30% swell.[20] A reasonable factor for the material mined at Lamesa is on the low end at 10% due to the unconsolidated and dry nature of the deposit. U.S. Silica is projecting a contract mining rate increase every five years through the life of the mine. Table 13.1 shows the financial parameters for the contracted hauling at Lamesa.

Year	Finished Goods Sales (K T)	Stockpiled Volume Hauled (K BYd^3)	Mining Rate per Year (K T)	Contract Unit Cost ($/BYd^3)	Additional Time and Materials ($ K)	Total Contract Value ($ K)
2018	286	262	354	-	-	-
2019	3,384	3,104	4,191	-	-	-
2020	3,187	2,923	3,947	$1.24	$500	$4,125
2021 Projected	3,618	3,319	4,480	$1.28	$500	$4,748
2022 Projected	3,618	3,319	4,480	$1.29	$500	$4,769
2023 Projected	3,618	3,319	4,480	$1.28	$500	$4,747
2024 Projected	3,618	3,319	4,480	$1.28	$500	$4,762
2025 Projected	3,618	3,319	4,480	$1.39	$500	$5,107
2026 Projected	3,618	3,319	4,480	$1.41	$500	$5,174
2027 Projected	3,618	3,319	4,480	$1.43	$500	$5,239
2028 Projected	3,618	3,319	4,480	$1.43	$500	$5,230
2029 Projected	3,618	3,319	4,480	$1.43	$500	$5,253
2030 Projected	3,618	3,319	4,480	$1.55	$500	$5,639
2031 Projected	3,618	3,319	4,480	$1.57	$500	$5,714
2032 Projected	3,618	3,319	4,480	$1.59	$500	$5,784
2033 Projected	3,618	3,319	4,480	$1.59	$500	$5,769
2034 Projected	3,618	3,319	4,480	$1.59	$500	$5,792
2035 Projected	3,618	3,319	4,480	$1.72	$500	$6,217
2036 Projected	3,618	3,319	4,480	$1.75	$500	$6,295
2037 Projected	3,618	3,319	4,480	$1.77	$500	$6,367
2038 Projected	3,618	3,319	4,480	$1.76	$500	$6,346
2039 Projected	3,618	3,319	4,480	$1.77	$500	$6,365
2040 Projected	3,618	3,319	4,480	$1.91	$500	$6,830
2041 Projected	3,618	3,319	4,480	$1.93	$500	$6,911
2042 Projected	1,224	1,123	1,516	$1.95	$169	$2,363

Table 13.1 Financial parameters for contract hauling

[19] Bank refers to the in-situ volume of the undisturbed sand before it is loaded into the haul truck.
[20] Open Pit Mine Planning and Design, John T. Crawford, III and William A. Hustrulid, 1979, p. 294, https://www.projectengineer.net/swell-factors-for-various-soils/, https://www.engineeringtoolbox.com/soil-rock-bulking-factor-d_1557.html, The Alaska DOT 1983 https://www.spikevm.com/calculators/excavation/bulking-swell-factors.php.

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Technical Report Summary Lamesa, Dawson County, Texas December 31, 2021 37 The haul trucks utilized by the contractor are typically 40 T or 50 T articulating trucks which haul the sand approximately 4,400 ft. to the raw sand stockpiles at the processing plant. The trucks are loaded by front-end loader (8-15 cubic-yard capacity) as shown in Figure 13.2. The contractor currently maintains a fleet of 10 haul trucks which varies depending on the forecast volume to be delivered to the raw sand stockpiles. The contactor employs 15 hourly employees to operate haul trucks, front-end loaders, a water truck, a motor grader, and a dozer. The contract with U.S. Silica requires the contractor to maintain a 30-day stockpile buffer of raw sand21 to assure the Wet Processing Plant runs efficiently. The contract is set for renewal at the end of 2024. In the event U.S. Silica and the contractor cannot reach a reasonable renewal or new contract, U.S. Silica can assume the loading and hauling duties itself. The decision for U.S. Silica to buy or lease the required loading and hauling equipment is a financial one. The expertise to perform these unit operations is within the scope of U.S. Silica’s expertise. The move to “in-house” loading and hauling would require a lease or capital investment in equipment and the hiring of mining personnel. There is no material barrier for U.S. Silica to take over from the contractor. Since this type of arrangement is common in both the construction and mining industries, this choice will likely remain a financial one for U.S. Silica. The QP believes the assumption of a contractor arrangement for loading and hauling is a reasonable one for the life-of-mine financial analysis contained in this report. At the Processing Plant, the contractor’s haul trucks deliver the mined sand to one of two large surge piles of raw sand. Once in the raw sand is stockpiled, the mined sand is available for the Wet Processing Plant’s front-end loaders to feed the Wet Processing Plant. Figure 13.2 shows the generalized flow of material from the sand bank into the finished goods bins, ready for shipment to the frac sand user. 21 Or, 400,000 yd3 whichever is smaller.

Technical Report Summary Lamesa, Dawson County, Texas December 31, 2021 38 Figure 13.2 Generalized process flow for the Lamesa, TX facility.

Technical Report Summary Lamesa, Dawson County, Texas December 31, 2021 39 Figure 13.3 - Typical mining operation at Lamesa showing a front-end loader excavating the full bank section of overburden, the "Upper Clean Sand," and the Clayey Cover Sand. 13.3 Pit Repair and Maintenance The loading and hauling are performed on a contract basis and, therefore, the mobile equipment repair and maintenance is handled by the contractor. The costs thereof are included in the fee paid by U.S. Silica during the duration of the contract period. 13.4 Mine Equipment U.S. Silica contracts for the loading and hauling portion of the operations at Lamesa, TX. No U.S. Silica equipment is currently dedicated to the mine operations. The contractor currently operates the mobile equipment shown in Table 13.2.

Technical Report Summary Lamesa, Dawson County, Texas December 31, 2021 40 Table 13.2 Equipment currently employed by the mining contractor 13.5 Mine Planning and Production Scheduling U.S. Silica employs personnel responsible for mine planning and production scheduling. Mine planners provide direction and support to the operating group to ensure proper sequencing of mining activities. These activities include permit compliance, planned sequencing of areas to be mined, preparation of tailings disposal areas and other production needs of the operating group. Mine planning has been undertaken based on the results of drilling and identified economic mining horizons as described in Sections 11.0 Mineral Resource Estimates and Section 12.0 Mineral Reserve Estimates, describing the mineral resources and reserves. Figure 13.4 shows an overview of the property, mineral resource areas (Areas 1-3), and the existing plant. Figure 13.4 also shows the approximate mined-out area as of November 2021. East of Area 1 there is no Upper Clean Sand which is why the plant was located there. Manufacturer Quanity Type Model Catepillar 1 Front-End Loader 992 Caterpillar 1 Tracked Excavator 349F Caterpillar 1 Tracked Excavator 349F Catepillar 1 Dozer D8T Catepillar 1 Water Truck 730C Catepillar 1 Motor Grader 120M Catepillar 1 Haul Truck 745 Catepillar 1 Haul Truck 740B Volvo 6 Haul Truck A60H Volvo 2 Haul Truck A45G

Technical Report Summary Lamesa, Dawson County, Texas December 31, 2021 41 Figure 13.4 Lamesa, TX location, property and mineable areas. A high level of detail is not required in the mine planning activity at Lamesa. The deposit is reasonably uniform with no material unconformity or significant risk of intrusive mineralization. With a generally horizontal and unconsolidated sand deposits such as the deposit at this location, the mine planner sequences specific areas, or “blocks” of sand to be moved. Mining advances through these blocks, advancing the active mining bank in the direction prescribed by the planners. Figure 13.2 shows the general advance of the mining, in this case, away from the camera. Normally, the objective is to minimize the haul time. The mining will continue to progress west, north, and south from the mined-out area in Area 1 to the property-line set-back boundaries (approximately 100 ft. of buffer). Area 2 (Figure 13.4) is separated from Areas 1 and 3 by “no-mining” buffers of 200 ft. due to an access road and a pipeline. On the south side of Area 3 a buffer of 300 ft. by 300 ft. is designated as buffer around

Technical Report Summary Lamesa, Dawson County, Texas December 31, 2021 42 a well head. In the southeast of Area 3, there is a diagonal exclusion for a pipeline that traverses the property. Set-backs and exclusions are detailed in Section 3.0 – Property Description and Section 11.0 Mineral Resource Estimates and Section 12.0 Mineral Reserve Estimates dealing with the resource and reserve quantities. The annual production schedule is determined based on the forecasted sales demand provided by the sales and marketing group. This production schedule is adjusted to produce the targeted annual mining volume by factoring in losses for waste, in-pit uses, etc. Production schedules are then developed to assure adequate feed is provided to the processing plant to meet the finished- goods demand in a timely manner. Table 13.3 shows the estimated production for the next five years.22 This is achievable with current contractual arrangements in the pit, along with U.S. Silica’s equipment and personnel. A projection consistent with this analysis for mine production levels is included for the life-of-mine in the economic analysis section of this report. This section intentionally left blank. 22 211026 – LOM Sustaining Capital Estimates.xlsx and 201130 - Lamesa TX - FINAL - Internal Report; both provided by U.S. Silica.

Lamesa, Dawson County, Texas
Technical Report Summary
December 31, 2021


Property Boundary
Area 1
Mined Out
Active Bank Face
Plant Area
Area 2
Area 3
N

Figure 13.4 Lamesa, TX location, property and mineable areas.

Year	Finished Goods Sales (K Tons)	Annual Mining Volume (K BYd^3)
2018	286	236
2019	3,384	2,794
2020	3,187	2,631
2021 estimated	3,966	3,274
2022 Projected	5,100	4,211
2023 Projected	6,900	5,697
2024 Projected	5,700	4,706
2025 Projected	6,500	5,366
2026 Projected	6,500	5,366

Table 13.3 Historical and projected mining volumes for Lamesa, TX.

43

Technical Report Summary Lamesa, Dawson County, Texas December 31, 2021 44 14.0 PROCESSING AND RECOVERY METHODS Figure 14.1 Aerial photo of the Lamesa, TX U.S. Silica plant The U.S. Silica Lamesa plant is located east of the active mining area on the same property as the mine. Construction of the plant began in early 2018 and the first finished goods were produced in late 2018. Figure 13.4 shows the spatial relationship of the mine and the plant. Figure 14.1 shows an aerial photograph of the overall plant area showing the processing plant area shown in Figure 13.4. The annual production of finished goods at the Lamesa facility is a function of customer demand and the production capacity, by size fraction, of the plant. Total demand and product mix varies relative to economic cycles of end users, technology employed by the well completion companies, and the competitive environment. The plant operating personnel periodically coordinate with the sales group to target a production forecast. The plant at Lamesa has limited flexibility in adapting to fluctuations in the sand sizes which naturally occurs in the deposit.

Technical Report Summary Lamesa, Dawson County, Texas December 31, 2021 45 Therefore, the natural mix of sand sizes dictates the mix between individual product classifications produced. The finished goods are sold primarily as two products – 40/70 Mesh and 100-Mesh API / ISO quality frac sands.23 For the raw sand from the mine to become an economically salable product, it must be processed through two plants, a Wet Processing Plant and a Dry Processing Plant. After the contractor deposits sand in the raw sand stockpiles on the west side of the plant, it is stored there until it is processed through the Wet Processing Plant by U.S. Silica personnel. 14.1 Wet Processing Plant To begin wet processing, sand from the raw sand stockpile is picked up by a front-end loader and dumped onto a static grizzly deck. The undersize from the static grizzly is conveyed onto a vibrating dry scalping screen to remove waste. This “dry sand waste” is composed of coarse debris greater than 6-inches in size such as rocks, gravel, clay agglomerates, and organic material from the overburden from the mine. It is stored in a stockpile on the mine site. The material that passes the dry scalping screen is conveyed to the wet scalping screen where wet processing begins. The silica sand material is washed on the screen and any material larger than quarter inch is removed and sent to the tailings circuit. The material finer than quarter inch is combined with water to produce a slurry, which can then be pumped through the remainder of the wet processing operation. Once in a slurry, the silica sand passes through “desliming24 cyclones25” and attrition scrubber cells. Attrition scrubber cells use a series of rotating paddles to create turbulence in the slurry 23 U.S. Silica Internal Report: Lamesa, TX., 2021. 24 “Slimes” are fine particles that are detrimental to the recovery of the economic mineral from a mine. “Desliming” is the process of separating that fine detrimental material from the desired economic material. See also: “ASM Gloss.; ASM Metals Handbook, v.1. = American Society for Metals. Metals Handbook. Volume 1. Properties and Selection of Metals. Metals Park, Ohio, 8th ed., 1961, 1300 pp. Includes a glossary of Definitions Relating to Metals and Metal working, pp. 1-41.” 25 A “cyclone” is a piece of equipment which uses a fluid (air or water) to “spin” particles and use the particle mass to separate the sizes of the particle by centrifugal force.

Technical Report Summary Lamesa, Dawson County, Texas December 31, 2021 46 thereby “scrubbing” or cleaning the silica particles while also liberating individual sand particles which may be agglomerated in “clusters”. The action of the paddles removes surface clay, other film, coatings, or slimes from the silica grains. Once the slurry has passed through the scrubber cells, the water is removed by a set of cyclones and de-watering screens. The moisture content of the silica sand at this point is 12% to 20%, and it is moved to a drain pad stockpile where decantation further dries the sand to 5% to 10% moisture. The wet processing of the silica sand can be seen in the plant flow in Figure 13.3. 14.2 Dry Processing Plant The dry process begins when front-end loaders pick up material from the drain-pad stockpile and load it into one of two dryer feed hoppers (Figure 13.2). From there it is conveyed into one of three rotary dryers, each with rated capacities ranging from 225 to 260 tons-per-hour. After drying, the material is sized across one of eight mineral separators. Oversize from the mineral separators is transported to the dry sand waste stockpile. The finished goods produced from the mineral separators moves to either the API grade 40/70-mesh product silos or the API 100-Mesh product silos until they are loaded into trucks for shipment to the end users. 14.3 U.S. Silica Plant Equipment - Mobile U.S. Silica uses primarily leased mobile equipment in the plant area. A list of the plant mobile equipment currently utilized at Lamesa is shown in Table 14.1. The decision to lease versus purchase is made by the corporate financial group. Repair and maintenance activity is accomplished by a combination of U.S. Silica personnel and outside contractors. Plant mobile equipment mechanical availability generally averages about 85%. This availability is high enough to maintain the production requirements represented in the financial analysis portion of this report.

Lamesa, Dawson County, Texas

Technical Report Summary
December 31, 2021

Manufacturer	Type	Model	Year	Owned/ Leased	Monthly Lease Cost
Kenworth T880 Guzzler	Vacuum Truck	T880	2018	Leased	$10,072
International	Water Truck	7400	2018	Leased	$3,506
Genie	Scossor Lift	SX125D546		Leased	$4,604
Catepillar	Front-End Loader	988K	2018	Leased	$13,937
Catepillar	Track Loader	259D	2018	Leased	$605
Catepillar	Track Loader	259D	2018	Leased	$605
Catepillar	Front-End Loader	988K		Leased	$13,807
Catepillar	Front-End Loader	988K		Leased	$13,937
Catepillar	Front-End Loader	988K		Leased	$13,807
Catepillar	Front-End Loader	988K		Leased	$13,807
Caterpillar	Front-End Loader	938		Leased	$3,556
Caterpillar	Front-End Loader	988K		Leased	$20,931
Caterpillar	Front-End Loader	988K		Leased	$20,932
JLG	Boomlift	600SC		Leased	$2,960
JLG	Skytrak Forklift	10042		Leased	$3,164
JLG	Skytrak Forklift	10042	2017	Leased	$3,009
Catepillar	Articulated Haul Truck	745		Leased	$13,596
Catepillar	Articulated Haul Truck	745		Leased	$19,596
Volvo	Articulated Haul Truck	A40G	2014	Leased	$2,433
Catepillar	Front-End Loader	988H		Owned	
Genie	Manlift	S40		Owned	
Doosan	Forklift			Owned	
Takeuchi	Mini Excavator			Owned	

Table 14.1 Plant equipment at the U.S. Silica Lamesa, TX facility.

The Wet Processing Plant and the Dry Processing Plant capacities are designed to complement one another. Some limited volumes of "wet" products are currently manufactured for sale at Lamesa. The capacity of the processing plants at Lamesa is limited by drying capacity or screening capacity in the mineral separators. The plant can operate 365 days per year, and currently, it is operating 24 hours per day. Table 13.3 shows the yearly production history and a forecast for the next five years for the production at Lamesa. Based on finished goods production from prior years, this plant production is achievable with current plant equipment and plant personnel. A projection consistent with this analysis for total sales volume is included for the life of mine in the financial analysis section of this report.

47

Technical Report Summary Lamesa, Dawson County, Texas December 31, 2021 48 14.4 Plant Manning As of December 31, 2021, the U.S. Silica Lamesa hourly workforce totaled 98 hourly and 15 salaried employees. 15.0 INFRASTRUCTURE The U.S. Silica Lamesa location has been operating in this location since 2018. The mine and plant have been capable of adequately supplying the markets they serve while maintaining a social license to operate in the Lamesa, TX community. The infrastructure required to maintain a sustainable presence in this generally rural local community is in place. The infrastructure required for current and limited future ramp-up of operations to nameplate capacity is in place. Certain capital expenditures are required as needed for replacements due to age of depreciating assets. Other expansion capital (including additional incremental investment to maintain capacity) is minimal. Capital expenditures are discussed below and in Section 18. 15.1 Roads Lamesa is accessible by roads maintained as private roads and by County and State roads. Road access is critical for the delivery of materials used in the production of finished goods and for shipment of finished goods to U.S. Silica customers. The plant and mine have access to roadways rated for the loads to be shipped to and from the facility. Figure 15.1 shows the access to the Lamesa Site (red and green lines) for truck haulage of finished goods. This section intentionally left blank.

US SILICA
Lamesa, Dawson County, Texas
Technical Report Summary
December 31, 2021


N
CR 11
CR 1064 W
USS Lamesa Site
USS Lamesa Facility
SR 137 N
CR 829 N
Town of
Lamesa, TX
US Route 180W
180
87
21
349
5 Miles

Figure 15.1 - Roadways linking the Lamesa, TX location to the end-user market.

15.2 Rail

There is no rail infrastructure at the Lamesa Site. The railroads currently serving the Permian Basin include BNSF Railway Co., Union Pacific railroad, Gardendale Railroad Inc., the Texas-New Mexico Railroad, Lubbock & Western (West Texas & Lubbock Railway) and Texas-Pacifico Transportation Ltd.[26] The nearest rail operations to the Lamesa Site are the Lubbock & Western in Brownfield, TX and the Plainsman Switching Company in either Post, TX or

[26] Progressive Railroading, December 2014, Rail News: Rail Industry Trends In the Permian Basin and Eagle Ford Shale, crude's boom is the overriding theme.

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Technical Report Summary Lamesa, Dawson County, Texas December 31, 2021 50 Lubbock, TX.27 Any connection to rail would likely be by transload in Lubbock. There are currently no plans to connect to rail. 15.3 Electric Power The Lamesa plant uses electric power provided through Lyntegar Electric Cooperative, Inc.28 Lyntegar is rural electric cooperative financed by the National Rural Utilities Cooperative Finance Corporation29. Further, Lyntegar is a member of Golden Spread Electric Cooperative, Inc.30 Lyntegar receives transmission and other services from Golden Spread. Power is purchased by Lyntegar from Golden Spread. Lyntegar constructed the substation on the U.S. Silica property to be able to provide the electric power distribution to the plant. Power is transmitted to the plant through an above-ground network of pole lines generally running along CR 9, about one mile north of the Lamesa property, and then south along County Road C to the plant substation on the east side of the property. From the substation, the electric power is distributed by a combination of buried and overhead lines. Lyntegar is allowed to recover their costs for capital construction according to the Rate Schedule under which power is sold. Lyntegar is allowed to adjust its rates from time to time during the term of the agreement with U.S. Silica. The term ends in 2024. There is no automatic extension provision in the contract. U.S. Silica has a history of reliable electric power supply since the plant started operating in 2018. The contracted capacity exceeds the projected demand at peak frac sand production by eighty-two percent.31 27 Texas Rail map of 2016. 28 Lyntegar Power Utility is a Texas electric cooperative corporation distributing power in eleven counties in west Texas and Lyntegar. 29 The National Rural Utilities Cooperative Finance Corporation is a member-owned non-profit owned by an agglomeration of electric cooperatives in the United States. They provide financing to help promote rural development and support electric power infrastructure distribution systems. 30 Golden Spread Electric Cooperative, Inc. is a not-for-profit generation and transmission cooperative organized in 1984 to provide electric power to its 16 Member cooperatives. 31 U.S. Silica “Lamesa – Summary Statement – Electric Power,” Adam Rodriguez, October 11, 2021.

Technical Report Summary Lamesa, Dawson County, Texas December 31, 2021 51 15.4 Natural Gas Natural gas is used as a fuel for drying the silica sand in the plant. The gas is currently supplied by West Texas Gas Marketing, Inc.32 West Texas Gas delivers gas through its pipeline from the interconnect with Oneok WesTex Pipeline in Dawson County, Texas.33 The term of the contract with West Texas Gas generally runs from year to year. Pricing is determined at the beginning of the term and has no limitations on quantity. The natural gas is delivered to the plant via underground pipeline that runs along County Road 1064 (Figure 15.1). Gas is distributed into the plant through various underground pipelines. West Texas Gas Marketing, Inc. has been a reliable supplier of natural gas since the plant started operation in 2018. In the opinion of the QP the risk of material interruption of the supply of natural gas is low. The highest risk relative to natural gas is real cost escalation of the gas supply without a long-term contract. 15.5 Water Water is a critical commodity for U.S. Silica’s Lamesa plant. Water is used to wash the silica grains, sizing the sand, creating a slurry of the tailings discharge, dust control, grey-water sanitation, and site clean-up activities. Make-up water34 is provided by purchase agreements with two local ranches and from four, U.S. Silica-owned, water wells. There is no public utility capable of providing water to the Lamesa location. Potable water for human consumption is provided by purchasing bottled water from a local vendor. Water is recycled from the processing plant through the thickener and the tailings pond settling process (Figure 14.1). Clarified water from the tailings pond is reintroduced into the process through a pump on the south side of the settling pond. The processing at Lamesa requires 32Texas Gas Marketing, Inc was formed in 1996 and is a downstream gas marketing company that aggregates natural gas supply and markets this supply through transportation agreements with other pipelines. 33 Oneok WesTex is a midstream service provider of natural gas accessing production areas in the Mid-Continent region. 34 Make-up water is water added to the recycled water to provide adequate quantity for the production of the finished goods.

Technical Report Summary Lamesa, Dawson County, Texas December 31, 2021 52 approximately 60 gallons of make-up water per ton per ton of finished goods sold. This equates to 600 to 700 gpm of make-up water required at a 6 M tons per year of finished goods production rate.35 This make-up water requirement includes dust control, sanitation, and clean-up activities. The distribution of slurry and process water relies on pump stations and a network of high density polyethylene (“HDPE”) pipelines on the property. Maintenance of pumps, pump stations, and pipelines is a vital component in the process of producing finished goods and cost control. Lamesa maintenance personnel routinely monitor the condition of the slurry distribution system and recycle water lines. They perform routine maintenance as required. Water rights in Texas depend on whether the water is groundwater or surface water. In most cases, groundwater belongs to the landowner and is governed by the rule of capture. Surface water belongs to the State of Texas. The rule of capture would grant U.S. Silica the right to pump and capture the water beneath its property, regardless of the effects of that pumping on neighboring wells. As a result, additional wells could be drilled to mitigate the risk of the loss of one of the contract agreements, so long as there is capacity to produce additional water from the ground water beneath the U.S. Silica property. U.S. Silica believes any risk of the lack of water could be mitigated by the permitting and construction of an additional high capacity well. The four owned wells on the Lamesa Site have a combined capacity of 200 to 250 gpm, on average.36 Between 450 and 500 gpm are then required from additional sources. U.S. Silica has contracted with J&G Hogg, LLC and Jacob Teichroeb to provide up to 1,000 gpm, each, if necessary. The contracts for purchasing water provide for the supply of water from the wells so long as U.S. Silica remains operational. U.S. Silica is responsible for annual payment amounts, per-gallon fees, a portion of the electrical service fees, and 50% of the maintenance costs for the wells. 35 U.S. Silica “Lamesa – Summary Statement – Water,” Adam Rodriguez, October 11, 2021. 36 U.S. Silica “Lamesa – Summary Statement – Water,” Adam Rodriguez, October 11, 2021.

Technical Report Summary Lamesa, Dawson County, Texas December 31, 2021 53 15.6 Tailings Handling and Disposal The mined silica sand contains components that are unable to be sold and are therefore considered a byproduct, or “waste,” from the production of finished goods. This waste is largely the very fine silica sand particles and non-silica mineralization contained within the mined sand layers and the overburden. This waste is removed from the production streams as fine sand and silt suspended in the process water. Waste is removed from the process water which is then recycled back to the mine and plant for use as slurry water and process water as needed. The method U.S. Silica utilizes to remove the waste from the process water is an industry standard method of “settling” the fines out of the water in a series of tailings (settling) ponds (Figure 14.1). The very fine particles in the water are allowed to settle by gravity, thereby clarifying the water carrying the particles. The ponds must have a large enough surface area to allow for the time necessary for settlement. The depth of the pond determines the capacity for storage of the sediment. 37 Therefore, U.S. Silica must provide for ongoing construction of new pond surface area and depth for the ponds to maintain the required storage area for the waste that will be produced over life of the mine. U.S. Silica must maintain a “fresh” water pond so that water can be stored after processing through the tailings ponds. Currently this is provided by the westerly pond in Figure 14.1 where clarified water is recovered for reuse. Additional area is available for construction of additional storage either in the mined-out areas of the pit or on other property not suitable for mining or required for plant operations. A projection of adequate capital spending and operating cost impacts, consistent with pond construction and plant processing levels is included for the life of mine in the financial analysis section of this report. 37 Erosion and Sediment Control Handbook, Steven J. Goldman, Katharine Jackson, and Taras A. Bursztynsky, McGraw-Hill, 1986, pp. 8-13.

Technical Report Summary Lamesa, Dawson County, Texas December 31, 2021 54 15.7 Buildings The existing buildings are adequate for the purposes for which they are utilized. The facility has offices holding administrative, engineering, and administrative staff. Several buildings house the plant maintenance and support facilities (see Figure 14.1). All structures were new in 2018 and appear to be well maintained. 16.0 MARKET STUDIES U.S. Silica produces frac sand that is used in the hydraulic fracturing process – a completion method used by oil and gas companies to extract natural gas, natural gas liquids, and oil from unconventional, low permeability reservoirs such as shale. Frac sand is a naturally occurring, high-purity crystalline silica (quartz) sand that is very hard, of uniform size, and has clean, well-rounded grain shapes. These mineral characteristics create a unique sand that is both durable and high strength – giving it resistance to being crushed. Pressure injection of frac sand into the fractures of a hydrocarbon-bearing shale formation act to “prop” open the rock micro-fractures after pressure is released – hence the name “proppant.” Two fine-grained frac sand products are manufactured at the Lamesa plant – an API standard 40/70 sized-product, and a non-API 100-Mesh (50/140) sized product. 16.1 General Marketing Information U.S. Silica believes that the average annual US LAND consumption of frac sand is approximately 99 million tons. U.S. Silica owns and operates two regional, hydraulic fracturing sand production facilities in the West Texas, Permian Oil Basin. The largest of these two plants, the Lamesa, TX facility, became operational in the third quarter of 2018. The Lamesa facility has an annual production capacity of 6 million tons. The site is comprised of a large, mechanized surface mining operation that supplies raw ore to the fully automated, state-of-the-art processing plant.

Technical Report Summary Lamesa, Dawson County, Texas December 31, 2021 55 U.S. Silica customers in the Oil & Gas Proppants end market include major Oilfield Services companies and Exploration and Production (“E&P”) companies that are engaged in hydraulic fracturing. As of December 31, 2021, US, Silica has a range of minimum purchase supply agreements with customers in the Oil & Gas Proppants segment with initial terms spanning through 2034. 16.1.1 Frac Sand Market U.S. Silica operates in a highly competitive market that is characterized by a small number of large, national frac sand producers and a larger number of small, regional or local, privately- owned producers. Competition in the industry is based on price, consistency and quality of product, site location, distribution capability, customer service, reliability of supply, breadth of product offering and technical support. The Lamesa facility’s substantial on-site product storage silo capacity and its strategic, in-basin location allows shipment of regional sands by truck. Because transportation costs are a significant portion of the total cost to customers of Oil & Gas Proppants, development of the Lamesa, TX plant as a regional frac sand facility in the Permian Oil Basin allows U.S. Silica to compete against frac sand products being shipped from distant states like Wisconsin, Illinois, and Missouri. In 2020, the average selling price (“ASP”) was $21.90 per ton. In 2021, the ASP dropped to $15.30 per ton. The QP believes the US LAND price forecast for U.S. Silica products will remain flat in the near-term. In the long-term, the QP believes that US LAND price forecast will increase from an average selling price of $15.30 per ton in 2021 to $22.10 per ton in 2030. Therefore, it is reasonable to assume that pricing will sustain and appreciate at 2% per annum thereafter for the life of mine. See Table 19.1 for the projected ASP over the life of mine. 16.2 Materials Contracts Required for Production There are no material contracts required for production.

US SILICA
Lamesa, Dawson County, Texas
Technical Report Summary
December 31, 2021

17.0 ENVIRONMENTAL STUDIES, PERMITTING, PLANS, NEGOTIATIONS OR AGREEMENTS WITH LOCAL INDIVIDUALS OR GROUPS

17.1 Existing Environmental Permits, Plans, and Authorizations

The Lamesa Site is primarily environmentally regulated by Texas Commission on Environmental Quality (the "TCEQ"). However, the State of Texas does not require a mining permit to extract material. A third-party review of environmental plans, permits, and requirements of the Lamesa Site and processing plant was performed. A summary of findings is included below based on current regulatory research and documents provided by U.S. Silica.

Item	Regulatory Authority	Area Covered	Status
Phase I ESA	N/A	Lamesa Site	Complete
IHW Registration	TCEQ	Lamesa Site	Approved
PST Registration	TCEQ	Fuel Tank	Approved
Air Permit	TCEQ	Processing Plant	Approved
Stormwater Discharge Permit & SWPPP	TCEQ	Lamesa Site	Approved
APO Registration	TCEQ	Lamesa Site	Approved

Table 17.1 Permitting Summary for Lamesa

A Phase I Environmental Site Assessment ("ESA") according to scope and limitations of ASTM Practice E2247-16 of the mine property dated March 31, 2017, was conducted by Talon LPE. The assessment included observation and/or historical records of one producing oil well, three separate crude pipelines, two separate natural gas pipelines with potential subsurface leaks, several plugged and abandoned oil and gas well locations, evidence of a historic oil and gas produced water pond,

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Technical Report Summary Lamesa, Dawson County, Texas December 31, 2021 57 three abandoned water wells, four active water wells, and evidence of a historic release of crude oil within a pipeline adjacent to the property. According to the environmental records search, no releases of hazardous substances or petroleum products had been reported at the property as of the date of the ESA report. The assessment revealed evidence of recognized environmental conditions in connection with the property, specifically, historical releases of petroleum and/or natural gas which pose a threat to the subsurface and groundwater, and historic land disposal of produced water which has the potential to impact groundwater. Talon LPE recommended further investigation to determine the extent of environmental concern. 17.2 State Requirements U.S. Silica maintains an Industrial Hazardous Waste (“IHW”) Solid Waste Registration (#97503) with the TCEQ which covers cleanup of hydraulic or lubricating oils from mobile equipment, including petroleum contaminated solids, and general plant and employee generated trash. A Petroleum Storage Tank (“PST”) registration #89889 is held by O’Rourke Distribution Company, Inc. for a double walled fuel tank used to fuel mobile excavation equipment on site. U.S. Silica received air permit authorization (Permit Number 151650) from the TCEQ on September 6, 2018, for air emissions from the processing plant and associated equipment. The special conditions of the permit allow for certain visible emissions at specific opacity. Annual and hourly throughput rates are listed as confidential, and the facility is authorized to operate up to 8,760 hours per year. Quarterly visible emissions and visible fugitive emissions determinations are required, and ambient air monitoring and/or other testing must be performed upon request of the TCEQ executive or regional director. U.S. Silica maintains an annual Aggregate Production Operation registration through the TCEQ. In the State of Texas, reclamation and/or remediation is not required for aggregate surface mining operations. U.S. Silica has not developed a reclamation/remediation or mine closure plan. There

Technical Report Summary Lamesa, Dawson County, Texas December 31, 2021 58 are no existing agreements, plans, or negotiations between U.S. Silica and local individuals or groups. 17.3 Federal Requirements Stormwater from the Lamesa Site is authorized to leave the site according to stipulations outlined in the Stormwater Multi-Sector General Permit ‘(MSGP’) TXR05EB75. U.S. Silica maintains a Stormwater Pollution Prevention Plan (“SWPPP”) as a requirement of the MSGP which outlines the treatment measures and best management practices used on site to maintain stormwater discharges within the permit limitations. Per a determination made by Mark J. Krumenacher, P.G. of the GZA company dated September 4, 2018, there is no surface water mapped within approximately four miles of the plant and there is no feasible way for an oil release at the Lamesa Plant to reach a jurisdictional water of the US 18.0 CAPITAL AND OPERATING COSTS Capital and operating costs discussed in this section were developed utilizing current and historic cost data from continuous and ongoing operation of the facility, first principles, vendor and contractor quotations, and similar operation comparisons. 18.1 Operating Costs Total operating costs incurred at the Lamesa Site from 2020 through 2021 are provided in Table 18.1. Costs include but are not limited to mining equipment, plant/shipping, wages and premiums, maintenance materials, and power. The average cost of sales was $10.23 per ton in 2020 and $10.16 per ton in 2021. Headcount increased from 2020 to 2021 with 66 hourly and 11 salaried employees in 2020 and 98 hourly and 15 salaried employees in 2021.

Technical Report Summary Lamesa, Dawson County, Texas December 31, 2021 59 Capital Costs 2020 $3,510,000 2021 $159,000 Operating Costs 2020 $32,593,000 2021 $36,815,000 Table 18.1 Summary of Capital and Operating Costs: 2020-2021 18.2 Capital Costs The average annual capital expenditure since 2020 at the Lamesa Site is $1,834,500, with $3,510,000 in 2020 and $159,000 in 2021 (Table 18.1). The higher-than-average capital spend in 2020 was associated with scheduled maintenance and continuous improvement projects to drive and maintain cost efficiencies. A summary of foreseen capital expenditures through 2026 is provided in Table 18.2. As shown in Table 18.2, total estimated capital expenditure through 2026 is $830,000 and primarily includes routine maintenance and continuous improvement projects to drive cost and capacity efficiencies. Listed expenditures are based on historic cost data, vendor/contractor quotations, and similar operation comparisons and are within +/-15% level of accuracy. There are risks regarding the current capital costs estimates through 2026, including escalating costs of raw materials and energy, equipment availability and timing due to either production delays or supply chain gaps.

Technical Report Summary Lamesa, Dawson County, Texas December 31, 2021 60 Projected Capital Expenditures 2022 $161,000 2023 $163,000 2024 $166,000 2025 $168,000 2026 $171,000 Table 18.2 Summary of Projected Plant Capital Expenditures: 2022-2026 18.3 Assumptions The capital projects are assumed to be constructed in a conventional Engineering, Procurement and Construction Management (“EPCM”) format. U.S. Silica routinely retains a qualified contractor to design projects and act as its agent to bid and procure materials and equipment, bid and award construction contracts, and manage the construction of the facilities. 18.4 Accuracy The accuracy of this estimate for those items identified in the scope-of work is estimated to be within the range of plus 15% to minus 15%; i.e., the cost could be 15% higher than the estimate or it could be 15% lower. Accuracy is an issue separate from contingency, the latter accounts for undeveloped scope and insufficient data (e.g., geotechnical data). 19.0 ECONOMIC ANALYSIS 19.1 Operating Costs An economic model was created for the Lamesa Site to provide validation of the economic viability of the estimated reserve for the life of mine until 2039. The following are the key assumptions: • Proven and Probable Tons of 92,478,000 as of December 31, 2021 • Revenue Growth of 2%

Technical Report Summary Lamesa, Dawson County, Texas December 31, 2021 61 • Tons Growth of 2% • Costs of Goods Sold Growth of 2% • Selling, General, and Administrative Expenses Growth of 2% • Capital Expenditures Growth of 2% • Inflation Rate of 2% • Tax Rate of 26% • Discount Rate of 8% • Net Working Capital of 25% • Mine Yield of 85% The QP used budgeted 2021 costs as the benchmark for which to model operating costs throughout the life of mine and applied future site investment escalations that are consistent with demonstrated plant maintenance history and robust enough to cover future mine and production changes. The QP based the ASP for 2022 on the ASP trends in 2021. The QP then applied a 2% per annum increase from the 2021 ASP through the life of mine. Based on ASP trends of 2021, the QP believes that 2% per annum growth rate is a reasonable method for a base case scenario. For additional information on the ASP, see “Section 16.1.1— Frac Sand Market.” 19.2 Capital Costs As an ongoing project that is in production and profitable, the QP projected capital expenditures to grow by 2% per annum based on the property’s age and recent major improvements. The QP included optional capital expenditures that will be deployed as required to increase or maintain the capacity of the plant. 19.3 Economic Analysis The financial evaluation of the project comprises the determination of the net present value (“NPV”) at a discount rate of 8%, the internal rate of return (“IRR”) and payback period (time in

Technical Report Summary Lamesa, Dawson County, Texas December 31, 2021 62 years to recapture the initial capital investment). Annual cash flow projections are estimated over the life of the mine based on the estimates of capital expenditures and production cost and sales revenue. Review of the base case model indicates that the project has an IRR of 11%, a payback period of 0.40 years, and a NPV of $11,722,000. The Economic Feasibility Model (Table 19.1.1) was modeled on the basis of historical operational costs and future site investment escalations that are consistent with demonstrated plant maintenance history and robust enough to cover future mine and production changes. 19.4 Sensitivity Analysis The QP assessed sensitivity of key variables, including reduction in expected selling price, increased capital expenses and associated depreciation, and operating costs. To assess these variables, the QP created moderate and upside models where the following variables were increased by the percentages listed in Table 19.2: • Average Selling Price Growth • Tons Growth • Average Cost of Sale Growth • Selling, General, and Administrative Expenses Growth • Capital Expenditures Growth • Inflation Rate • Inflation Adjusted Discount Rate • Mine Yield The NPV of the project is null when 2022 average selling price is reduced to $14.80 per ton.

US SILICA
Lamesa, Dawson County, Texas
Technical Report Summary
December 31, 2021

In Thousand (000)	Book Value	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037	2038	2039
Reserve Balance Tons (000)		95,051	92,478	88,217	83,870	79,437	74,915	70,303	65,598	60,799	55,904	50,912	45,819	40,625	35,327	29,923	24,410	18,788	13,053	7,203	1,236
Mined Tons (000)		3,749	4,261	4,346	4,433	4,522	4,612	4,705	4,799	4,895	4,993	5,093	5,194	5,298	5,404	5,512	5,623	5,735	5,850	5,967	1,236
Sold Tons (000)		3,187	3,622	*3,694*	*3,768*	*3,844*	*3,921*	*3,999*	*4,079*	*4,161*	*4,244*	*4,329*	*4,415*	*4,504*	*4,594*	*4,685*	*4,779*	*4,875*	*4,972*	*5,072*	*1,051*
R/S Ratio		3.4%	3.9%	4.9%	5.3%	5.7%	6.2%	6.7%	7.3%	8.1%	8.9%	10.0%	11.3%	13.0%	15.3%	18.4%	23.0%	30.5%	44.8%	82.8%	100.0%
ASP (Selling Price)		*$ 21.9*	*$ 15.3*	*$ 15.7*	*$ 16.0*	*$ 16.3*	*$ 16.6*	*$ 16.9*	*$ 17.3*	*$ 17.6*	*$ 18.0*	*$ 18.3*	*$ 18.7*	*$ 19.1*	*$ 19.5*	*$ 19.9*	*$ 20.3*	*$ 20.7*	*$ 21.1*	*$ 21.5*	*$ 21.9*
ACS (Cost of Sale)		*$ 10.2*	*$ 10.2*	*$ 10.4*	*$ 10.6*	*$ 10.8*	*$ 11.0*	*$ 11.2*	*$ 11.4*	*$ 11.7*	*$ 11.9*	*$ 12.1*	*$ 12.4*	*$ 12.6*	*$ 12.9*	*$ 13.1*	*$ 13.4*	*$ 13.7*	*$ 14.0*	*$ 14.2*	*$ 14.5*
Rev		$69,644	$ 55,596	$57,842	$60,179	$62,610	$65,140	$67,771	$70,509	$73,358	$76,321	$79,405	$82,613	$85,950	$89,423	$93,035	$96,794	$100,704	$104,773	$109,006	$ 23,039
Cost of Sale		$32,593	$ 36,815	$38,302	$39,850	$41,460	$43,135	$44,877	$46,690	$48,577	$50,539	$52,581	$54,705	$56,915	$59,215	$61,607	$64,096	$ 66,685	$ 69,379	$ 72,182	$ 15,256
CM		**$37,051**	**$ 18,781**	**$19,540**	**$20,329**	**$21,150**	**$22,005**	**$22,894**	**$23,819**	**$24,781**	**$25,782**	**$26,824**	**$27,908**	**$29,035**	**$30,208**	**$31,428**	**$32,698**	**$ 34,019**	**$ 35,394**	**$ 36,823**	**$ 7,783**
Change in CM		$ -	$(18,270)	$ 759	$ 789	$ 821	$ 854	$ 889	$ 925	$ 962	$ 1,001	$ 1,042	$ 1,084	$ 1,127	$ 1,173	$ 1,220	$ 1,270	$ 1,321	$ 1,374	$ 1,430	$(29,041)
SG&A		$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
EBITDA		**$37,051**	**$ 18,781**	**$19,540**	**$20,329**	**$21,150**	**$22,005**	**$22,894**	**$23,819**	**$24,781**	**$25,782**	**$26,824**	**$27,908**	**$29,035**	**$30,208**	**$31,428**	**$32,698**	**$ 34,019**	**$ 35,394**	**$ 36,823**	**$ 7,783**
D&A		$18,463	$ 19,679	$19,071	$19,375	$19,223	$19,299	$19,261	$19,280	$19,271	$19,275	$19,273	$19,274	$19,273	$19,274	$19,274	$19,274	$ 19,274	$ 19,274	$ 19,274	$ 19,274
EBIT		**$18,588**	**$ (898)**	**$ 469**	**$ 954**	**$ 1,927**	**$ 2,706**	**$ 3,633**	**$ 4,539**	**$ 5,511**	**$ 6,507**	**$ 7,551**	**$ 8,634**	**$ 9,762**	**$10,934**	**$12,155**	**$13,424**	**$ 14,746**	**$ 16,120**	**$ 17,550**	**$(11,491)**
Taxes		$ 4,833	$ (233)	$ 122	$ 248	$ 501	$ 704	$ 945	$ 1,180	$ 1,433	$ 1,692	$ 1,963	$ 2,245	$ 2,538	$ 2,843	$ 3,160	$ 3,490	$ 3,834	$ 4,191	$ 4,563	$ (2,988)
Operating Income		**$13,755**	**$ (665)**	**$ 347**	**$ 706**	**$ 1,426**	**$ 2,002**	**$ 2,688**	**$ 3,359**	**$ 4,078**	**$ 4,815**	**$ 5,588**	**$ 6,389**	**$ 7,224**	**$ 8,091**	**$ 8,995**	**$ 9,934**	**$ 10,912**	**$ 11,929**	**$ 12,987**	**$ (8,503)**
Plant Capex		$ (3,510)	$ (159)	$ (161)	$ (163)	$ (166)	$ (168)	$ (171)	$ (173)	$ (176)	$ (179)	$ (181)	$ (184)	$ (187)	$ (190)	$ (193)	$ (195)	$ (198)	$ (201)	$ (204)	$ (207)
Optional Additional Capex		$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Mine Capex*(Permit & Reclamation)*		$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Mine Capex *(Overburden Stripping)*		$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Mine Capex *(Mine Infrastructure)*		$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Mine Capex*(Mine Tailings)*		$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Total Capex		**$ (3,510)**	**$ (159)**	**$ (161)**	**$ (163)**	**$ (166)**	**$ (168)**	**$ (171)**	**$ (173)**	**$ (176)**	**$ (179)**	**$ (181)**	**$ (184)**	**$ (187)**	**$ (190)**	**$ (193)**	**$ (195)**	**$ (198)**	**$ (201)**	**$ (204)**	**$ (207)**
Change in NWC		$ -	$ -	$ (190)	$ (197)	$ (205)	$ (214)	$ (222)	$ (231)	$ (241)	$ (250)	$ (260)	$ (271)	$ (282)	$ (293)	$ (305)	$ (317)	$ (330)	$ (344)	$ (357)	$ -
Net Income		$10,245	$ (823)	$ (4)	$ 345	$ 1,055	$ 1,620	$ 2,295	$ 2,954	$ 3,661	$ 4,386	$ 5,146	$ 5,934	$ 6,755	$ 7,608	$ 8,497	$ 9,421	$ 10,383	$ 11,384	$ 12,425	$ (8,711)
FCF	**$ (183,500)**	**$28,708**	**$ 18,856**	**$19,067**	**$19,720**	**$20,278**	**$20,919**	**$21,556**	**$22,234**	**$22,932**	**$23,661**	**$24,419**	**$25,208**	**$26,028**	**$26,882**	**$27,771**	**$28,695**	**$ 29,657**	**$ 30,657**	**$ 31,699**	**$ 10,563**

Table 19.1.1 Economic Feasibility Base Model

WESTWARD
63
Q4

US SILICA
Lamesa, Dawson County, Texas

Technical Report Summary
December 31, 2021

In Thousand (000)	Book Value	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036
Reserve Balance Tons (000)		95,051	92,478	88,217	83,785	79,176	74,383	69,398	64,214	58,822	53,215	47,383	41,318	35,010	28,450	21,628	14,533	7,154
Mined Tons (000)		3,749	4,261	4,432	4,609	4,793	4,985	5,184	5,392	5,607	5,832	6,065	6,308	6,560	6,822	7,095	7,379	7,154
Sold Tons (000)		3,187	3,622	3,767	3,918	4,074	4,237	4,407	4,583	4,766	4,957	5,155	5,361	5,576	5,799	6,031	6,272	6,081
R/S Ratio		3.4%	3.9%	5.0%	5.5%	6.1%	6.7%	7.5%	8.4%	9.5%	11.0%	12.8%	15.3%	18.7%	24.0%	32.8%	50.8%	100.0%
ASP (Selling Price)		$ 21.9	$ 15.3	$ 16.0	$ 16.6	$ 17.3	$ 18.0	$ 18.7	$ 19.4	$ 20.2	$ 21.0	$ 21.8	$ 22.7	$ 23.6	$ 24.6	$ 25.6	$ 26.6	$ 27.6
ACS (Cost of Sale)		$ 10.2	$ 10.2	$ 10.5	$ 10.8	$ 11.1	$ 11.4	$ 11.8	$ 12.1	$ 12.5	$ 12.9	$ 13.3	$ 13.7	$ 14.1	$ 14.5	$ 14.9	$ 15.4	$ 15.8
Rev		$ 69,644	$ 55,596	$ 60,133	$ 65,039	$ 70,347	$ 76,087	$ 82,296	$ 89,011	$ 96,274	$ 104,130	$ 112,627	$ 121,818	$ 131,758	$ 142,509	$ 154,138	$ 166,716	$ 168,097
Cost of Sale		$ 32,593	$ 36,815	$ 39,436	$ 42,244	$ 45,252	$ 48,474	$ 51,925	$ 55,622	$ 59,583	$ 63,825	$ 68,369	$ 73,237	$ 78,451	$ 84,037	$ 90,021	$ 96,430	$ 96,294
CM		**$ 37,051**	**$ 18,781**	**$ 20,696**	**$ 22,795**	**$ 25,095**	**$ 27,613**	**$ 30,371**	**$ 33,389**	**$ 36,692**	**$ 40,305**	**$ 44,258**	**$ 48,581**	**$ 53,307**	**$ 58,472**	**$ 64,118**	**$ 70,286**	**$ 71,803**
Change in CM		$ -	$ (18,270)	$ 1,915	$ 2,099	$ 2,299	$ 2,518	$ 2,757	$ 3,018	$ 3,303	$ 3,614	$ 3,953	$ 4,323	$ 4,726	$ 5,166	$ 5,645	$ 6,168	$ 1,517
SG&A		$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
EBITDA		**$ 37,051**	**$ 18,781**	**$ 20,696**	**$ 22,795**	**$ 25,095**	**$ 27,613**	**$ 30,371**	**$ 33,389**	**$ 36,692**	**$ 40,305**	**$ 44,258**	**$ 48,581**	**$ 53,307**	**$ 58,472**	**$ 64,118**	**$ 70,286**	**$ 71,803**
D&A		$ 18,463	$ 19,679	$ 19,071	$ 19,375	$ 19,223	$ 19,299	$ 19,261	$ 19,280	$ 19,271	$ 19,275	$ 19,273	$ 19,274	$ 19,273	$ 19,274	$ 19,274	$ 19,274	$ 19,274
EBIT		**$ 18,588**	**$ (898)**	**$ 1,625**	**$ 3,420**	**$ 5,872**	**$ 8,314**	**$ 11,110**	**$ 14,109**	**$ 17,421**	**$ 21,030**	**$ 24,985**	**$ 29,307**	**$ 34,033**	**$ 39,198**	**$ 44,844**	**$ 51,012**	**$ 52,529**
Taxes		$ 4,833	$ (233)	$ 423	$ 889	$ 1,527	$ 2,162	$ 2,888	$ 3,668	$ 4,530	$ 5,468	$ 6,496	$ 7,620	$ 8,849	$ 10,192	$ 11,659	$ 13,263	$ 13,658
Operating Income		**$ 13,755**	**$ (665)**	**$ 1,203**	**$ 2,531**	**$ 4,345**	**$ 6,152**	**$ 8,221**	**$ 10,440**	**$ 12,892**	**$ 15,562**	**$ 18,489**	**$ 21,687**	**$ 25,184**	**$ 29,007**	**$ 33,185**	**$ 37,749**	**$ 38,872**
Plant Capex		$ (3,510)	$ (159)	$ (167)	$ (175)	$ (184)	$ (193)	$ (202)	$ (213)	$ (223)	$ (234)	$ (246)	$ (258)	$ (271)	$ (285)	$ (299)	$ (314)	$ (330)
Total Capex		**$ (3,510)**	**$ (159)**	**$ (167)**	**$ (175)**	**$ (184)**	**$ (193)**	**$ (202)**	**$ (213)**	**$ (223)**	**$ (234)**	**$ (246)**	**$ (258)**	**$ (271)**	**$ (285)**	**$ (299)**	**$ (314)**	**$ (330)**
Change in NWC		$ -	$ -	$ (479)	$ (525)	$ (575)	$ (630)	$ (689)	$ (755)	$ (826)	$ (903)	$ (988)	$ (1,081)	$ (1,181)	$ (1,291)	$ (1,411)	$ (1,542)	$ (379)
Net Income		$ 10,245	$ (823)	$ 557	$ 1,831	$ 3,587	$ 5,330	$ 7,329	$ 9,473	$ 11,843	$ 14,425	$ 17,255	$ 20,348	$ 23,732	$ 27,431	$ 31,474	$ 35,893	$ 38,163
FCF	$ (183,500)	**$ 28,708**	**$ 18,856**	**$ 19,628**	**$ 21,206**	**$ 22,810**	**$ 24,629**	**$ 26,590**	**$ 28,753**	**$ 31,113**	**$ 33,700**	**$ 36,528**	**$ 39,622**	**$ 43,005**	**$ 46,704**	**$ 50,748**	**$ 55,166**	**$ 57,436**

Table 19.1.2 Economic Feasibility Moderate Model

WESTWARD

64

Q4

US SILICA
Lamesa, Dawson County, Texas

Technical Report Summary
December 31, 2021

In Thousand (000)	Book Value	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035
Reserve Balance Tons (000)		95,051	92,478	88,217	83,700	78,912	73,837	68,457	62,755	56,710	50,303	43,511	36,312	28,681	20,592	12,018	2,929
Mined Tons (000)		3,749	4,261	4,517	4,788	5,075	5,380	5,702	6,045	6,407	6,792	7,199	7,631	8,089	8,574	9,089	2,929
Sold Tons (000)		3,187	3,622	3,839	4,070	4,314	4,573	4,847	5,138	5,446	5,773	6,119	6,486	6,876	7,288	7,725	2,490
R/S Ratio		3.4%	3.9%	5.1%	5.7%	6.4%	7.3%	8.3%	9.6%	11.3%	13.5%	16.5%	21.0%	28.2%	41.6%	75.6%	100.0%
ASP (Selling Price)		$ 21.9	$ 15.3	$ 16.3	$ 17.2	$ 18.3	$ 19.4	$ 20.5	$ 21.8	$ 23.1	$ 24.5	$ 25.9	$ 27.5	$ 29.1	$ 30.9	$ 32.7	$ 34.7
ACS (Cost of Sale)		$ 10.2	$ 10.2	$ 10.7	$ 11.2	$ 11.8	$ 12.4	$ 13.0	$ 13.6	$ 14.3	$ 15.0	$ 15.8	$ 16.6	$ 17.4	$ 18.3	$ 19.2	$ 20.1
Rev		$ 69,644	$ 55,596	$ 62,468	$ 70,189	$ 78,864	$ 88,612	$ 99,564	$ 111,870	$ 125,697	$ 141,233	$ 158,690	$ 178,304	$ 200,342	$ 225,105	$ 252,927	$ 86,403
Cost of Sale		$ 32,593	$ 36,815	$ 40,975	$ 45,605	$ 50,759	$ 56,494	$ 62,878	$ 69,984	$ 77,892	$ 86,693	$ 96,490	$ 107,393	$ 119,529	$ 133,035	$ 148,068	$ 50,105
CM		**$ 37,051**	**$ 18,781**	**$ 21,493**	**$ 24,583**	**$ 28,105**	**$ 32,117**	**$ 36,686**	**$ 41,887**	**$ 47,806**	**$ 54,540**	**$ 62,200**	**$ 70,911**	**$ 80,814**	**$ 92,069**	**$ 104,859**	**$ 36,298**
Change in CM		$ -	$ (18,270)	$ 2,712	$ 3,091	$ 3,522	$ 4,012	$ 4,569	$ 5,201	$ 5,919	$ 6,734	$ 7,660	$ 8,711	$ 9,903	$ 11,256	$ 12,790	$ (68,561)
SG&A		$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
EBITDA		**$ 37,051**	**$ 18,781**	**$ 21,493**	**$ 24,583**	**$ 28,105**	**$ 32,117**	**$ 36,686**	**$ 41,887**	**$ 47,806**	**$ 54,540**	**$ 62,200**	**$ 70,911**	**$ 80,814**	**$ 92,069**	**$ 104,859**	**$ 36,298**
D&A		$ 18,463	$ 19,679	$ 19,071	$ 19,375	$ 19,223	$ 19,299	$ 19,261	$ 19,280	$ 19,271	$ 19,275	$ 19,273	$ 19,274	$ 19,273	$ 19,274	$ 19,274	$ 19,274
EBIT		**$ 18,588**	**$ (898)**	**$ 2,422**	**$ 5,208**	**$ 8,882**	**$ 12,818**	**$ 17,425**	**$ 22,607**	**$ 28,535**	**$ 35,265**	**$ 42,927**	**$ 51,637**	**$ 61,540**	**$ 72,796**	**$ 85,586**	**$ 17,025**
Taxes		$ 4,833	$ (233)	$ 630	$ 1,354	$ 2,309	$ 3,333	$ 4,530	$ 5,878	$ 7,419	$ 9,169	$ 11,161	$ 13,426	$ 16,000	$ 18,927	$ 22,252	$ 4,426
Operating Income		**$ 13,755**	**$ (665)**	**$ 1,792**	**$ 3,854**	**$ 6,573**	**$ 9,485**	**$ 12,894**	**$ 16,729**	**$ 21,116**	**$ 26,096**	**$ 31,766**	**$ 38,211**	**$ 45,540**	**$ 53,869**	**$ 63,333**	**$ 12,598**
Plant Capex		$ (3,510)	$ (159)	$ (175)	$ (192)	$ (211)	$ (232)	$ (256)	$ (281)	$ (309)	$ (340)	$ (374)	$ (411)	$ (453)	$ (498)	$ (548)	$ (602)
Total Capex		$ (3,510)	$ (159)	$ (175)	$ (192)	$ (211)	$ (232)	$ (256)	$ (281)	$ (309)	$ (340)	$ (374)	$ (411)	$ (453)	$ (498)	$ (548)	$ (602)
Change in NWC		$ -	$ -	$ (678)	$ (773)	$ (880)	$ (1,003)	$ (1,142)	$ (1,300)	$ (1,480)	$ (1,684)	$ (1,915)	$ (2,178)	$ (2,476)	$ (2,814)	$ (3,197)	$ -
Net Income		$ 10,245	$ (823)	$ 940	$ 2,890	$ 5,481	$ 8,250	$ 11,497	$ 15,148	$ 19,327	$ 24,072	$ 29,477	$ 35,622	$ 42,611	$ 50,557	$ 59,588	$ 11,996
FCF	**$ (183,500)**	**$ 28,708**	**$ 18,856**	**$ 20,011**	**$ 22,265**	**$ 24,704**	**$ 27,549**	**$ 30,758**	**$ 34,428**	**$ 38,598**	**$ 43,347**	**$ 48,750**	**$ 54,896**	**$ 61,885**	**$ 69,831**	**$ 78,862**	**$ 31,270**

Table 19.1.3 Economic Feasibility Upside Model

WESTWARD
65
Q4

Technical Report Summary Lamesa, Dawson County, Texas Effective Date: December 31, 2021 66 Case 5% 10% Drivers Base Moderate Upside ASP Growth 2% 4% 6% Tons Growth 2% 4% 6% ACS Growth 2% 3% 5% SG&A Growth 2% 5% 10% Capex Growth 2% 5% 10% Inflation Rate 2% 3% 4% Inflation Adjusted Discount Rate 10% 11% 12% Mine Yield 85% 85% 85% Case Payback IRR NPV Base 0.40 Years 11% $11,722,000 Moderate 0.30 Years 14% $33,847,000 Upside 0.30 Years 15% $40,455,000 Table 19.2 Sensitivity Analysis 20.0 ADJACENT PROPERTIES Adjacent properties to the site are agricultural in nature. No other mining is being conducted in the area. 21.0 OTHER RELEVANT DATA AND INFORMATION There is no additional data or information to include in this section. 22.0 INTERPRETATIONS AND CONCLUSIONS 22.1 Introduction The QPs note the following interpretations and conclusions in their respective areas of expertise, based on the review of data provided for the Report.

Technical Report Summary Lamesa, Dawson County, Texas Effective Date: December 31, 2021 67 22.2 Comments on Exploration It is the QP’s opinion that the amount and type of exploration performed to date has acceptable spacing of drill holes to illustrate geologic continuity of the deposit. 22.3 Comments on In-Situ, Mineable Ore Estimates It is the QP’s opinion that the only potential risk factor identified that could possibly alter the mineable ore estimates provided herein is a change in density values. If future testing of the in- situ deposit indicates that the density is lower than the reported 91.5 lbs./cu. ft. value, the number of reserves will be reduced proportionately. 22.4 Comments on Mineral Processing and Metallurgical Testing Based on review of the lab procedures provided by U.S. Silica, the overall relative homogenous mineralogy of the deposit, it is the QP’s opinion that the procedures and laboratory testing reviewed are acceptable for the purposes of this report. 22.5 Comments on Mining Methods The current mine planning, mining methods, manpower, mine equipment, and maintenance and repair practices dedicated to supplying the processing plant with silica sand will allow U.S. Silica to maintain the projected levels of annual production and product quality to support the life-of- mine plan represented by the financial analysis in this report. 22.6 Comments on Processing and Recovery Methods The current facilities dedicated to Processing and Recovery Methods will allow U.S. Silica to maintain the current levels of production and product quality to support the life-of-mine plan represented by the financial analysis in this report.

Technical Report Summary Lamesa, Dawson County, Texas Effective Date: December 31, 2021 68 22.7 Comments on Infrastructure The existing infrastructure is adequate for the projected production of finished goods through the life of mine. The current and planned maintenance capital investment in infrastructure is adequate to maintain the projected levels of finished goods production and is represented by the financial analysis in this report. The greatest risk relative to infrastructure is the availability of water for processing raw sand into finished goods. With the contracts in place to purchase the required water, there is no additional infrastructure necessary for water supply. The risk of material interruption of the supply of electric power is low. The highest risk relative to electric power is real cost escalation of the electricity without a long-term contract. 22.8 Comments on Permitting It is the QP’s opinion that the plans, permits, registrations as mentioned above are adequate to address issues related to environmental compliance and permitting. Nothing was discovered during the permitting review that would preclude mining of the deposit at this time. 23.0 RECOMMENDATIONS The primary recommendation of this report is to design and implement a third-party sampling and testing program to provide outside quality control for U.S. Silica’s internal testing program. The program should be written with detailed instructions on proper collection methods; sample containers, preservation, labeling, security, and transport; and testing. Anticipated cost for this program is estimated to be up to $7,000 - $10,000 annually depending on how many tests are run and what testing parameters are run. 24.0 REFERENCES References cited in this report are marked in each section as foot notes.

Technical Report Summary Lamesa, Dawson County, Texas Effective Date: December 31, 2021 69 25.0 RELIANCE ON INFORMATION PROVIDED BY THE REGISTRANT The information, conclusions, opinions, and estimates contained in this Technical Summary Report were formed based on a combination of inputs from U.S. Silica and Independent Qualified Persons (QPs) observations. This Technical Summary Report assumes and relies on the fact that all the source data provided to the QPs by U.S. Silica and the information and technical documents listed in Chapter 24 (References) are accurate and complete in all material aspects. The authors have carefully reviewed the information provided to them by U.S. Silica within the scope of their technical expertise. The information, conclusions, opinions, and estimates contained in the Technical Summary Report are based on the following parameters: • Information available to U.S. Silica at the time of preparation of this Technical Summary Report. • Assumptions, conditions, and qualifications as set forth in this Technical Summary Report. The QPs have relied upon the ownership and title and permitting information provided by employees of U.S. Silica for inclusion in Section 3 (Property Description). The QPs have not researched property title or mineral rights for the Lamesa property and expresses no opinion as to the ownership status of the property. The QPs have relied on various U.S. Silica departments for relevant data, analysis, and guidance on applicable market studies, contracts, taxes, royalties and other government levies or interests applicable to revenue or income from the Lamesa operation.

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Technical Report Summary Lamesa, Dawson County, Texas Effective Date: December 31, 2021 73 LIST OF FIGURES Figure 3.1 General Site Location Map Figure 3.2 Lamesa Area Site Location Map Figure 3.3 Main Mine Map Figure 3.4 Known Encumbrances Figure 4.1 General location & distribution of site utility lines servicing Lamesa sand plant and processing facility Figure 6.1 Generalized cross section at the Lamesa Site location Figure 6.2 View of the active pit area looking northwest Figure 6.3 Dune field extent Figure 7.1 Boring location map Figure 12.1 Mine pit locations Figure 13.1 Geologic cross section looking north at the approximate midpoint of the property at Lamesa Figure 13.2 Generalized process flow for the Lamesa, TX facility Figure 13.3 Typical mining operation at Lamesa showing a front-end loader excavating the full bank section of overburden, the “Upper Clean Sand” and the Clayey Cover Sand. Figure 13.4 Lamesa Site location, property and mineable areas Figure 14.1 Aerial photo of Lamesa, TX U.S. Silica plant Figure 15.1 Roadways linking the Lamesa, TX location to the end-user market LIST OF TABLES Table 1.1 In-Situ, Mineable Ore Estimates Table 6.1 Abbreviated generalized stratigraphic column of the Lamesa area Table 7.1 Exploration drilling campaign history Table 10.1 Selected Lamesa, TX sand physical test results Table 12.1 In-Situ, Mineable Ore Estimates Table 13.1 Financial parameters for contract hauling Table 13.2 Equipment currently employed by the mining contractor Table 13.3 Historical and projected mining volumes for Lamesa, TX Table 14.1 Plant equipment at the U.S. Silica Lamesa, TX facility Table 17.1 Permitting Summary for Lamesa Table 18.1 Summary of Capital and Operating Costs: 2020-2021 Table 18.2 Summary of Projected Capital Expenditures: 2022-2026 Table 19.1 Economic Feasibility Base Model Table 19.2 Economic Feasibility Moderate Model Table 19.3 Economic Feasibility Upside Model Table 19.4 Sensitivity Analysis

Technical Report Summary Lamesa, Dawson County, Texas Effective Date: December 31, 2021 74 ACRONYMS & ABBREVIATIONS AACE American Association of Cost Engineers ACS Average Cost of Sale ANSI Approved American National Standard API American Petroleum Institute API American Petroleum Institute API RP American Petroleum Institute Recommended Practices APO Aggregate Production Operation ASP Average Selling Price ASTM American Society for Testing and Materials BEG Bureau of Economic Geology BGS Below Ground Surface BCY Bank Cubic Yards CAP Corporate Analytical Procedure EIA Energy Information Administration EPCM Engineering, Procurement and Construction Management ESA Environmental Site Assessment FT Feet/Foot HDPE High-Density Polyethylene IHW Industrial Hazardous Waste IRR Internal Rate of Return ISO International Organization for Standardization M Million MA Million Years Ago MSGP Multi Sector General Permit NPV Net Present Value PST Petroleum Storage Tank QP Qualified Person SEC Securities and Exchange Commission SG&A Selling, General & Administrative SWPPP Stormwater Pollution Prevention Plan TCEQ Texas Commission on Environmental Quality TRS Technical Report Summary USACE U.S. Army Corps of Engineers U.S. Silica U.S. Silica Holdings, Inc. USGS United States Geological Survey VSQG Very Small Quantity Generator YD3 Cubic Yards